Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177766

PROSPECTUS

2,911,957 Shares

Common Stock

We are distributing, at no charge to each of our shareholders, nontransferable subscription rights to purchase an aggregate of up to 2,911,957 shares of our common stock for an aggregate subscription price of $5,823,914. Subscription rights certificates, entitling you to purchase 1.5 shares of our common stock for every one (1) share of common stock you owned as of the close of business on December 12, 2011, are being delivered to you along with this prospectus.

Each subscription right will entitle you to purchase 1.5 shares of our common stock at the subscription price of $2.00 per share, which we refer to as the basic subscription right. We will not issue fractional shares. If you fully exercise your basic subscription rights and other shareholders do not fully exercise their basic subscription rights, you will be entitled to exercise an oversubscription privilege to purchase, subject to limitations, a portion of the unsubscribed shares of our common stock. To the extent you exercise your oversubscription privilege and pay for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription amount received by the subscription agent will be returned, without interest or deduction, as soon as practicable. The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on February 24, 2012, unless we extend the rights offering period. However, we will not extend the rights offering period beyond March 9, 2012.

You should carefully consider, prior to the expiration of the rights offering, whether to exercise your subscription rights. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights are not transferable and will not be listed for trading on any stock exchange or market or on the Over-The-Counter Bulletin Board (the “OTCBB”).

We are also offering the shares of common stock offered but not subscribed for in the rights offering to the public through a limited public offering. This offering is available only to persons selected by us, in our sole discretion. The limited public offering will expire at the close of business on March 9, 2012, which is also the expiration date of the rights offering, unless we extend it in our sole discretion. However, we will not extend the limited public offering period beyond March 23, 2012. We reserve the right to accept or reject, in whole or in part, any subscription tendered in the rights offering or the limited public offering.

We will conduct the rights offering and the limited public offering solely on a “best efforts” basis without the services of an underwriter or placement agent, but we may choose to do so at our discretion. We reserve the right to amend or terminate either or both of the offerings at any time.

Our common stock is quoted on the OTCBB under the symbol “TBNC.OB.” On January 11, 2012, the closing bid of our common stock as reported by the OTCBB was $1.75 per share.

The exercise of your subscription rights for shares of our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus, the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2011, June 30, 2011, and September 30, 2011, and all other documents incorporated by reference in this prospectus in their entirety to read about important factors you should consider before exercising your subscription rights.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS
AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION,
BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

The date of this prospectus is January 17, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since such dates. Nothing on our website, is incorporated into this prospectus.

Unless the text clearly suggests otherwise, all references in this prospectus to “us,” “we,” “our” or the “company” include T Bancshares, Inc. and its subsidiaries, including, T Bank, N.A., which we sometimes refer to as the “Bank.”

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including the potential risks related to the rights offering, our common stock and our business.

Q.	What is the rights offering?

A. It is a distribution, at no charge, to holders of our common stock, of the right to subscribe for shares of our common stock. Shareholders of record as of 5:00 p.m., New York City time, on December 12, 2011, the rights offering record date, will receive the right to subscribe for 1.5 shares of common stock for every one (1) share of common stock they owned as of such date.

•	Example: You owned 1,000 shares of our common stock as of 5:00 p.m., New York City time, on the record date. You would receive 1,000 subscription rights and would have the right to purchase up to 1,500 shares of common stock, at a price of $2.00 per full share pursuant to your basic subscription rights.

For more information, see “The Rights Offering — Basic Subscription Rights.”

Q.	What is the oversubscription privilege?

A. In the event you exercise your basic subscription rights in full, you may also choose to subscribe for any shares of our common stock that are not purchased by our other shareholders through the exercise of their basic subscription rights, subject to limitations on oversubscription privileges. You may subscribe for as many shares as are available, up to a limit that would cause your ownership of shares to equal no more than 9.9% of our outstanding common stock following this rights offering.

•	Example: You owned 1,000 shares of our common stock, on the record date and choose to exercise the 1,000 subscription rights initially received for 1,500 shares of common stock. In addition, you may subscribe for up to 477,972 shares at a price of $2.00 per full share, representing 9.9% of our outstanding common stock assuming all of the shares offered hereby are sold.

If sufficient shares of common stock are available, we will seek to honor your exercise of the oversubscription privilege request in full prior to accepting subscriptions during the limited public offering. If, however, oversubscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among shareholders who oversubscribed. For more information, see “The Rights Offering — Oversubscription Privilege and Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering.”

ALL EXERCISES OF SUBSCRIPTION RIGHTS ARE IRREVOCABLE. Once you send in your rights certificate to exercise any subscription rights, you cannot revoke the exercise of your subscription rights, even if you later learn information that you consider to be unfavorable and even if the market price of our common stock is below the subscription price. You should not exercise your subscription rights unless you are sure that you wish to purchase additional shares of our common stock.

Q.	How do I exercise my subscription rights? What forms and payment are required to purchase the shares of common stock offered pursuant to this rights offering?

A. If you wish to exercise your subscription rights, you must deliver the following items to the subscription agent before 5:00 p.m., New York City time, on February 24, 2012:

•	a properly completed Subscription Rights Certificate; and

•	payment for the full amount of shares of common stock you wish to purchase pursuant to your basic subscription right and oversubscription privilege.

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If your shares are held in the name of a broker, dealer, or other nominee, then you should send your Subscription Rights Certificate and subscription payment to that record holder. If you are the record holder, then you should send your Subscription Rights Certificate and subscription payment by overnight delivery, first class mail or courier service to:

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219

Payments must be made in full in United States dollars for the full number of shares for which you are subscribing by:

•	check or bank draft payable to American Stock Transfer & Trust Company, LLC, the subscription agent for T Bancshares, Inc., drawn upon a U.S. bank; or

•	wire transfer of immediately available funds to the following account maintained by the subscription agent:

T Bancshares, Inc. Escrow Account
c/o American Stock Transfer & Trust Company, LLC
Account No.: 530-354624
ABA/Routing Number: 021000021

Additional details are provided under “The Rights Offering — Method of Exercising Subscription Rights” and “The Rights Offering — Payment Method.” If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures.”

Q.	What should I do if I want to participate in the rights offering, but I hold my shares in the name of my broker, dealer, custodian bank, or other nominee?

A. If you hold your shares of common stock in the name of a broker, dealer, custodian bank, or other nominee, the record holder must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase. Please promptly contact your broker, dealer, custodian bank, or other nominee that is the record holder of your shares in order to comply with the subscription instructions. Please note that if your shares are held in the name of a broker, dealer, or other nominee, your nominee may establish a deadline before the expiration date of the rights offering in order to exercise your subscription rights. For more information, see “The Rights Offering — Method of Exercising Subscription Rights — Subscriptions by Beneficial Owners” and “— Beneficial Owners.”

Q.	How was the subscription price of $2.00 per share determined?

A. Our board of directors determined the subscription price after considering our needs for additional capital to meet and sustain regulatory requirements, the estimated price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the potential need for liquidity, potential market conditions and the desire to provide an opportunity to our shareholders to participate in the rights offering. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, earnings, financial condition, net worth or any other established criteria used to value securities. The market price of our common stock may decline during or after the rights offering and you may not be able to sell the underlying common stock purchased during the rights offering at a price equal to or greater than the subscription price. You should not consider the subscription price to be an indication of the fair market value of the common stock to be offered in the rights offering. For more information, see “The Rights Offering — Determination of Subscription Price.”

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Q.	How will the rights offering affect the book value of the common stock?

A. On September 30, 2011, the book value of our common stock was $5.22 per share. If all subscription rights are exercised, following the offering, the pro forma book value of our common stock will be $3.24. Because the offering price of $2.00 per share is less than the pro forma book value of $3.24, you will experience accretion of $1.24 per share with respect to the shares purchased.

Q.	Am I required to exercise all of the subscription rights I receive in the rights offering?

A. No. You may exercise some or all of your subscription rights, or you may choose not to exercise any subscription rights.

Q.	How soon must I act to exercise my subscription rights?

A. You may exercise your subscription rights at any time beginning on the date of this prospectus until the expiration date of the rights offering, which is February 24, 2012, at 5:00 p.m., New York City time, unless we extend the rights offering period. Please note that if your shares are held in the name of a broker, dealer, or other nominee, your nominee may establish a deadline before the expiration date of the rights offering in order to exercise your subscription rights. For more information, see “The Rights Offering — Expiration Date and Amendments.”

Q.	Will our directors and executive officers participate in the rights offering?

A. Yes. All of our directors are shareholders and have indicated that they will participate in the rights offering. Accordingly, our directors will not participate in the limited public offering. In addition, our executive officers who are currently shareholders have indicated that they will participate in the rights offering. Executive officers who are not currently shareholders may participate in the limited public offering and have indicated that they intend to do so.

Q.	May I transfer my subscription rights?

A. No. You may not transfer your subscription rights.

Q.	Are we requiring a minimum subscription to complete the rights offering?

A. No. We are not requiring a minimum number of rights exercised or shares sold to complete the rights offering.

Q.	How many shares of our common stock will be outstanding after the rights offering?

A. As of December 12, 2011, we had 1,941,305 shares of our common stock issued and outstanding. The number of shares of our common stock that we will issue in this rights offering through the exercise of subscription rights will depend on the number of shares that are subscribed for in the rights offering. We anticipate that we will have a maximum of 4,853,262 shares of common stock outstanding after consummation of the rights offering and limited public offering.

Q.	Are there risks in exercising my subscription rights?

A. Yes. The exercise of your subscription rights involves risks. You should carefully consider the information in this prospectus, including the risks described under the heading “Risk Factors” and the documents incorporated by reference in this prospectus.

Q.	What fees or charges apply if I purchase shares of the common stock?

A. There will be no cost to you beyond the subscription price for the shares of common stock you purchase and any fees your broker may charge you.

Q.	Whom should I contact if I have other questions?

A. If you have questions or need assistance with respect to the rights offering, please contact our subscription agent, American Stock Transfer & Trust Company, LLC, at (877) 248-6417, or our information agent, D.F. King & Co., Inc. at (800) 829-6551. If you have other questions or need assistance, please contact Patrick Howard, our CEO, or Ken Bramlage, our CFO, at 972-720-9000.

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PROSPECTUS SUMMARY

This prospectus summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before deciding whether or not you should exercise your subscription rights. To understand this offering fully, you should carefully read this prospectus, including the “Risk Factors” section and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2010, our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2011, June 30, 2011, and September 30, 2011.

Reasons for the Offerings

We are engaging in the rights offering in order to raise capital to support our anticipated growth. We have chosen to pursue a rights offering so that our shareholders have the opportunity to avoid or limit dilution of their ownership interests in our common stock. In addition, we intend to conduct a limited public offering of any shares not subscribed for in the rights offering. The limited public offering would be available only to persons selected by us, in our sole discretion.

T Bancshares, Inc.

The company is a bank holding company headquartered in Dallas, Texas, offering a broad array of banking services through the Bank. Our principal markets include North Dallas, Addison, Plano, Frisco, Grapevine, Southlake and the neighboring Texas communities. We currently operate through a main office located at 16000 Dallas Parkway, Dallas, Texas, and a branch office at 8100 North Dallas Parkway, Plano, Texas. We also have a loan production office located at 850 East State Highway 114, Suite 200, Southlake, Texas.

We were incorporated under the laws of the State of Texas on December 23, 2002 to organize and serve as the holding company for the Bank. The Bank opened for business on November 2, 2004.

As of September 30, 2011, we had, on a consolidated basis, total assets of approximately $114.6 million, net loans of approximately $85.7 million, total deposits of approximately $103.0 million, and shareholders’ equity of approximately $10.1 million. As of September 30, 2011, the Bank had $91,000 nonaccrual loans, which we believe to be immaterial.

Our common stock is quoted on the OTCBB under the symbol “TBNC.OB.”

Primary Lines of Business

The Bank is a full-service commercial bank serving our principal markets. The Bank offers a broad range of community banking services to small- to medium-sized businesses, and consumers. Lending services include commercial loans to small- to medium-sized businesses, professional concerns and limited consumer loans primarily to the principals and employees of our business customers. The Bank offers a broad array of deposit services including demand deposits, regular savings accounts, money market accounts, certificates of deposit and individual retirement accounts. For the convenience of its customers, the Bank also offers debit cards, automatic transfers, domestic and foreign wire transfers, cashier’s checks and personalized checks. The Bank also has a significant trust services business. The Bank’s services are provided through a variety of delivery systems including automated teller machines, private banking, telephone banking and Internet banking.

Commercial Loans.  Loans for commercial purposes in various lines of businesses are a major component of the Bank’s loan portfolio. The targets in the commercial loan markets are retail establishments, professional service providers, in particular dentists, and small- to medium-sized businesses.

Real Estate Loans.  The Bank makes commercial real estate loans, construction and development loans, small business loans and residential construction loans. These loans include commercial loans where the Bank takes a security interest in real estate as a prudent practice and not as the principal collateral for the loan.

Consumer Loans.  The Bank makes loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. These loans are typically to the principals and employees of our business customers.

Portfolio Composition.  The following table sets forth the composition of the Bank’s loan portfolio at September 30, 2011. Loan balances do not include undisbursed loan proceeds, unearned income, and allowance for loan losses.

Portfolio Percentage at
September 30, 2011

Commercial and Industrial	66.1%
Consumer Installment	0.8%
Real Estate — Mortgage	26.1%
Real Estate — Construction	7.0%

Investments.  The Bank invests a portion of its assets in U.S. Treasuries, government agency mortgage backed securities, direct obligations of quasi government agencies including Fannie Mae, Freddie Mac, and the Federal Home Loan Bank, and federal funds sold. No investment in any of those instruments exceeds any applicable limitation imposed by law or regulation. The Bank’s investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at minimal risks while providing liquidity to fund increases in loan demand or to offset deposit fluctuations. The Bank’s Asset-Liability Committee reviews the investment portfolio on an ongoing basis in order to ensure that the investments conform to the Bank’s policy as set by the board of directors.

Deposit Services.  Deposits are the major source of the Bank’s funds for lending and other investment activities. Additionally, we also generate funds from loan principal repayments and prepayments. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. The Bank considers the majority of its regular savings, demand, NOW, and money market deposit accounts, as well as its trust custodial deposits, to be core deposits. These accounts comprised approximately 58% of the Bank’s total deposits as of September 30, 2011. The Bank’s remaining deposits were composed of time deposits less than $100,000, which comprised 8.0% of total deposits, and time deposits of $100,000 and greater, which comprised approximately 34% of total deposits as of September 30, 2011. The Bank believes it is very competitive in the types of accounts and interest rates we offer on deposit accounts, in particular money market accounts and time deposits. We actively solicit these deposits through personal solicitation by our officers and directors, advertisements published in the local media, and through our Internet banking strategy.

Trust money market deposits available to the Bank as of September 30, 2011 were approximately $40 million. These deposits could be transferred by the Bank’s trust department within one business day from third party investment funds into a money market account controlled by the trust department and maintained at the Bank. One hundred percent of the funds would be insured deposits by the FDIC to the underlying beneficial owners of the funds. With additional advances available from the Federal Home Loan Bank of Dallas and Federal Reserve Bank of Dallas and the money market deposits available through the Bank’s trust department, the Bank has off-balance sheet liquidity available of 40% of total assets as of September 30, 2011.

As a result of not being considered well capitalized, we cannot price our deposit products in excess of 0.75% over the national average of similar deposit types and terms as published weekly by the FDIC. Because of the 85% loan to deposit requirement, we intend to spread future asset growth across various asset categories in addition to loan assets. Other areas of asset growth are anticipated to be high quality, short term, investment grade securities. These asset classes currently provide a lower return to the Bank, commensurate with their lower risk, as compared to loan assets. We do not believe the restrictions on deposit pricing will factor into the Bank’s future growth because of the availability of the trust money market deposits. In addition, we have been able to replace maturing time deposits at managed volumes and rates that were well below the maximum rate allowable.

Trust Services.  Since August 2006, the Bank has offered traditional fiduciary services, such as serving as executor, trustee, agent, administrator or custodian for individuals, nonprofit organizations, employee benefit plans and organizations. As of September 30, 2011, the Bank had approximately $842 million in trust assets under management.

Other Banking Services.  Other banking services currently offered or anticipated include cashier’s checks, direct deposit of payroll and Social Security checks, bank-by-mail and debit cards. The Bank offers its customers free usage of any automated teller machine in the world. We also may offer expanded financial services, such as insurance, financial planning and investments in the future.

Administrative Action

On April 15, 2010, the Bank and the Comptroller of the Currency of the United States of America, or the Comptroller, entered into a formal written agreement, as such term is used in the Comptroller’s regulations (the “formal agreement”). In addition, the Bank entered into a consent order requiring the payment by the Bank of a civil money penalty in the amount of $100,000 (the “2010 Consent Order”).

The formal agreement replaced the consent order that the Bank entered into with the Comptroller in July 2008 (the “2008 Consent Order”), and, consequently, the 2008 Consent Order was terminated. In the formal agreement and the 2010 Consent Order, the Comptroller made findings that the Bank violated the Federal Trade Commission Act and engaged in unfair banking practices as a result of the Bank’s account relationships maintained with a third party payment processor and certain telemarketers and internet merchants between September 1, 2006 and August 27, 2007. The Comptroller also made findings that the Bank engaged in unsafe and unsound banking practices relating to asset quality, liquidity management and earnings. As a result of those findings, the Comptroller proposed the 2010 Consent Order and the formal agreement to the Bank requiring the Bank to provide restitution to consumers of the telemarketers and internet merchants, as well as continuing certain requirements from the 2008 Consent Order resulting from the Comptroller’s findings of unsafe and unsound banking practices relating to asset quality, liquidity management and earnings. The Bank neither admitted nor denied the Comptroller’s findings, but agreed to enter into the formal agreement and the 2010 Consent Order.

To resolve the matter, on April 15, 2010, the Bank entered into the 2010 Consent Order requiring a civil money penalty in the amount of $100,000 and executed the formal agreement with the Comptroller, which contained, among other provisions, requirements to establish a segregated deposit account for consumer restitution and to maintain a loan to deposit ratio no greater than 85% (see “Risks Related to the Company” under “Risk Factors”). The formal agreement also requires the Bank to achieve a tier 1 capital ratio of 9.0% and a total risk based capital ratio of 11.5%, which are the same capital ratios that the Bank was required to achieve under the 2008 Consent Order. The requirement to maintain certain capital levels means the Bank cannot be considered well capitalized even if the Bank’s capital ratios exceed the requirements set forth in the formal agreement. In addition, the formal agreement required the Bank to submit a written program to reduce its level of criticized assets and a written profit plan to improve and sustain its earnings.

The Bank paid the civil money penalty in April 2010. In addition, the Bank submitted the required capital, liquidity enhancement, and profit plans, as well as a written program to reduce criticized assets to the Comptroller in accordance with the requirements of the formal agreement. The Comptroller did not object to the plans and program as submitted. Although the Bank was previously unable to comply with the capital ratio requirements of the 2008 Consent Order and formal agreement, as of September 30, 2011 and December 31, 2011, the Bank’s capital ratios and loan to deposit ratios exceeded the requirements set forth in the formal agreement.

Business Strategy

We believe we can effectively compete as a community bank in our market area and the niche markets we serve. We offer a broad range of commercial and consumer banking services primarily to small- to medium-sized businesses and independent single-family residential and commercial contractors. We believe that meeting the needs of our customers and making their banking experience more efficient leads to increased customer loyalty. In addition to our traditional community banking services, we offer trust services to individuals and benefit plans. Finally, we have a nationwide niche practice in servicing the banking needs of dental professionals.

Beginning in 2010 and through the first nine months of 2011, we have encountered two significant challenges. As a result of those challenges, our earnings for 2010 and for the first nine months of 2011 were negatively impacted due to our consumer restitution obligation and the accrued income correction related to our collective investment funds. We believe both of these issues were isolated occurrences and have been resolved. Despite those challenges, we believe that we have efficiently leveraged our available capital while managing our balance sheet to strict mandated guidelines. While this has hindered our growth, we believe that our focused expense reductions and active management of available funding options have increased our income potential.

The following table demonstrates our income potential of the Bank since January 1, 2010 when calculated without giving effect to the costs and expenses directly related to the consumer restitution and collective investment funds matters. The following table contains non-GAAP financial measures; see “Reconciliation of Non-GAAP Financial Measures” below.

T BANCSHARES, INC.
STATEMENTS OF INCOME

	YTD			YTD
	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,
	2011(2)	2011(2)	2011(2)	2010	2010(2)	2010(2)	2010(2)
	(Dollars in thousands)

Interest Income
Total interest income	$5,180	$3,526	$1,819	$7,752	$5,929	$4,061	$2,039
Interest Expense
Total interest expense	1,595	1,149	579	2,600	1,993	1,365	723

Net interest income	3,585	2,377	1,240	5,152	3,936	2,696	1,316

Provision for loan losses	(59)	(47)	19	851	871	1,185	1,303

Net int. inc. after prov. for loan losses	3,644	2,423	1,221	4,301	3,064	1,511	13
Noninterest Income
Trust income	6,489	4,350	2,134	7,735	5,717	3,812	1,891
Trust advisory expense	(5,453)	(3,644)	(1,819)	(6,597)	(4,874)	(3,252)	(1,606)

Net Trust fee income	1,036	706	315	1,139	843	560	285
Service fees	221	109	81	159	122	76	39

Total noninterest income	1,257	815	396	1,298	965	636	324
Noninterest Expense
Total noninterest expense	6,058	4,747	3,450	6,069	4,726	2,873	1,517

Net Income (Loss)	$(1,157)	$(1,509)	$(1,833)	$(470)	$(697)	$(726)	$(1,180)

Addback:(2)
Restitution	$—	$—	$—	$560	$560	$—	$—
Restitution related legal & administrative	23	16	9	127	124	101	101
Trust CTF	1,973	1,928	2,100	—	—	—	—
Trust CTF related legal & administrative	256	172	—	—	—	—	—

Total addback	2,252	2,116	2,109	687	684	101	101

Net Income after addback [NonGAAP](1)	$1,095	$608	$276	$217	$(13)	$(625)	$(1,079)

Quarterly Earnings [NonGAAP](1)	$487	$332	$276	$229	$613	$454	$(1,079)

(1)	Constitutes a non-GAAP financial measure. We use non-GAAP financial measures because we believe they are useful for evaluating our financial condition, operations and performance over periods of time, as well as in managing and evaluating our business. We also believe that non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial condition, financial results and credit trends, as well as comparison to financial result for prior periods. These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures that other companies may use. See “Reconciliation of Non-GAAP Financial Measures” below.

(2)	Unaudited.

After recognizing significant loan losses during the first quarter of 2010, subsequent loan recoveries during the second and third quarters of 2010 supplemented earnings from ordinary operations. As the table reflects, we believe our management team has positioned the Bank’s balance sheet, combined with targeted expense reductions, to result in consistent quarterly earnings from ongoing banking activities through September 2011. We believe that additional capital will allow us to grow our asset size while adding marginal additional overhead. We believe current staffing will support asset growth to $150 million with only nominal incremental increases in expenses.

Another significant component of our business strategy is to utilize relatively low cost deposits provided by our trust activities to fund additional loan growth. The amount of deposits available to us while maintaining full FDIC insurance protection for our trust customers has consistently exceeded $30 million for the last three years. During 2011, the average cost of these deposits has been below 0.11%. With the maturity of significant volumes of five-year CDs, which were above current market rates and funded the Bank’s growth in 2006, lower cost funds along with the low cost trust deposits have contributed to a significant improvement in the Bank’s net interest margin from 3.3% for the year ending December 31, 2008 to 5.0% for the month ending September 30, 2011.

Management Team

In September 2007, we hired Patrick Howard to serve as the managing officer of the Bank, serving on our board of directors as well as the board of directors of the Bank. Previously, Mr. Howard served as the Executive Vice President, Chief Operating Officer of a $2.2 billion savings bank headquartered in Denver, Colorado, since 1994. With over 25 years in the banking industry, Mr. Howard’s responsibilities have included executive level responsibility for commercial, real estate, and consumer lending as well as all facets of bank operations, regulatory compliance, and business and strategic planning. In July 2011, we named Mr. Howard President and CEO of both T Bancshares, Inc. and T Bank, N.A.

In February 2008, we successfully recruited D. Craig Barnes to the position of Executive Vice President and Chief Credit Officer of the Bank. Mr. Barnes brings over 35 years of banking experience including serving as the Chief Executive Officer of a mutual savings bank which he successfully turned around and grew six fold in asset size during his tenure.

Also in July 2008, Ken Bramlage joined the Bank. In addition to his Certified Public Accountant credentials, Mr. Bramlage brings 26 years in bank accounting and balance sheet management to the table. He was named Chief Financial Officer of both the Company and the Bank in 2010.

Other key members of the management team include Steve Jones, who is our Plano Market President and also serves on our board of directors. Steve is seasoned lender, having spent the last 27 years active in the north Texas and Metroplex markets. Charles Holmes is our Chief Trust Officer, bringing 36 years of trust experience to our organization. Finally, Audrey Wendell is our Professional & Executive Market President. Ms. Wendell has been instrumental in creating our success in the dental lending market, a key element of our business strategy.

We believe this experienced management team, coupled with our diverse, community-oriented board of directors, enhances our ability to attract and retain commercial customers. Since late 2007, the management team has focused on building a solid banking platform which can successfully support the future growth and expansion of our business strategy. This involved successfully resolving multiple regulatory and operational issues.

Key accomplishments of our current management team include:

•	resolution and removal of an informal regulatory agreement entered into in March 2007;

•	resolution of Bank Secrecy Act matters occurring during 2006 through August 2007, which were identified in the 2008 Consent Order, with no further anticipated charges or recoveries related thereto;

•	resolution of regulatory mandated consumer restitution as a result of events which occurred during 2006 through August 2007 with no further anticipated charges or recoveries related thereto;

•	as of September 30, 2011 and December 31, 2011, achievement of capital ratios and loan to deposit ratios that meet or exceed those mandated by the formal agreement between the Bank and the Comptroller of the Currency; and

•	identification and resolution of an income accrual issue with our collective investment funds that predominantly occurred during the first year of trust operations in 2006-2007 when fund accounting was outsourced. We anticipate no further charges related to this issue and the possibility of recovery from third parties is unknown at this time.

Corporate Information

Our principal executive offices are located at 16000 Dallas Parkway, Suite 125, Dallas, Texas 75248. Our telephone number is (972) 720-9000. The Bank’s website is http://www.tbank.com. The information contained on our website is not part of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated historical financial and operating data for the periods and at the dates indicated. The historical financial data for each of the five years in the period ended December 31, 2010 are derived from the historical consolidated financial statements. The historical financial data for the nine months ended September 30, 2011 and 2010, are derived from our unaudited financial statements. In our opinion, this unaudited information has been prepared on a basis consistent with the audited consolidated historical financial statements included by reference elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. This information should be read in conjunction with our historical consolidated financial statements and the notes thereto. The historical results presented are not necessarily indicative of future results.

	As of or for the
	Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
			(Dollars in thousands, except per share data)

Summary Income Data:
Interest income	$5,180	$5,929	$7,753	$8,498	$9,846	$10,320	$5,445
Interest expense	1,595	1,993	2,600	3,340	4,929	4,934	1,995
Net interest income	3,585	3,936	5,153	5,158	4,917	5,386	3,450
Provision for loan losses	(59)	871	851	1,370	417	600	600
Net trust income	1,036	843	1,138	1,037	1,211	1,013	808
Other noninterest income	221	122	159	116	203	1,454	816
Total noninterest income	1,257	965	1,297	1,153	1,414	2,467	1,624
Noninterest expense	6,058	4,727	6,069	8,785	6,342	6,452	4,462
Income (loss) before income taxes	(1,157)	(697)	(470)	(3,844)	(428)	801	12
Income tax expense (benefit)	—	—	—	—	—	—	—
Net income (loss)	$(1,157)	$(697)	$(470)	$(3,844)	$(428)	$801	$12
Per Share Data:
Net Income (loss) per common share-diluted	(0.60)	(0.36)	(0.24)	(1.99)	(0.25)	0.46	0.01
Book value at end of period	5.22	5.64	5.74	5.97	8.09	$8.29	$7.74
Dividends declared	—	—	—	—	—	—	—
Average common shares outstanding and dilutive potential common shares outstanding	1,942,461	1,941,305	1,941,305	1,936,099	1,703,801	1,728,540	1,681,082
Balance Sheet Data:
Total assets	$114,588	$114,783	$115,148	$139,411	$136,250	$147,515	$130,391
Cash and cash equivalents	19,354	5,331	10,189	7,292	8,457	23,560	37,766
Total securities available	5,119	4,045	5,889	6,087	1,703	1,491	1,456
Total loans	87,203	101,467	95,939	123,132	125,031	121,524	89,083
Allowance for loan losses	1,498	1,777	1,754	1,713	1,638	1,600	1,000
Total deposits	102,972	89,214	95,770	108,125	111,096	132,910	117,134
Short-term borrowing	—	12,200	6,000	16,000	10,500	—	—
Shareholders’ equity	10,138	10,949	11,137	11,591	13,794	14,126	13,078
Selected Ratios:
Net interest margin	4.80%	4.20%	4.30%	3.45%	3.33%	4.16%	4.98%
Nonperforming loans to total loans	0.10%	1.77%	1.87%	3.08%	3.67%	0.90%	0.11%
Nonperforming assets to total loans	2.40%	4.73%	4.27%	4.38%	3.67%	0.90%	0.11%
Allowance for loan losses to nonperforming loans(1)	n/a	98.72%	97.44%	45.08%	35.61%	145.45%	n/a
Allowance for loan losses to total loans	1.72%	1.75%	1.83%	1.39%	1.31%	1.31%	1.12%
Net charge-offs to average loans	0.22%	0.75%	0.72%	1.06%	0.29%	—	—
Capital Ratios:
Total capital (to risk-weighted assets)	12.25%	11.36%	12.20%	11.33%	12.05%	13.00%	13.55%
Tier 1 capital (to risk-weighted assets)	10.99%	10.11%	10.94%	10.08%	10.80%	11.74%	12.53%
Tier 1 capital (to average assets)	9.59%	9.24%	9.41%	7.51%	9.21%	9.45%	10.81%

(1)	Nonperforming loans were either $0 or immaterial amounts at September 30, 2011 and December 31, 2006. The ratio is therefore meaningless and not applicable (n/a).

Reconciliation of Non-GAAP Financial Measures

The table below contains certain supplemental financial information which has been determined by methods other than U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures provide useful supplemental information to both management and investors in evaluating the Company’s financial results. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results, and we strongly encourage investors to review our consolidated statements in their entirety and not to rely on any single financial measure. Non-GAAP financial measures are not standardized, and, therefore, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures that may have the same or similar names.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, the Company has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components and to ensure that the company’s capital performance is properly reflected for period-to-period comparisons. Although these non-GAAP financial measures are frequently used by shareholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

	YTD			YTD
	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,
	2011(3)	2011(3)	2011(3)	2010	2010(3)	2010(3)	2010(3)
	(Dollars in thousands)

Net Income (Loss) [Per GAAP](1)	$(1,157)	$(1,509)	$(1,833)	$(470)	$(697)	$(726)	$(1,180)
Addback:(3)
Restitution	—	—	—	560	560	—	—
Restitution related legal & administrative	23	16	9	127	124	101	101
Trust CTF	1,973	1,928	2,100	—	—	—	—
Trust CTF related legal & administrative	256	172	—	—	—	—	—

Total addback	2,252	2,116	2,109	687	684	101	101

Net Income after addback [NonGAAP](2)	$1,095	$607	$276	$217	$(13)	$(625)	$(1,079)

(1)	Net Income, in accordance with GAAP.

(2)	Adjusted Net Income, as calculated for non-GAAP purposes.

(3)	Unaudited.

THE RIGHTS OFFERING

Basic Subscription Right	We are distributing to you, at no charge, one (1) nontransferable subscription rights for every one (1) share of our common stock that you owned as of the record date. Each subscription right entitles you to purchase 1.5 shares of our common stock. If the rights offering is fully subscribed, we expect the gross proceeds from the rights offering to be approximately $5.8 million.

Subscription Price	The subscription price is $2.00 per share.

Record Date	5:00 p.m., New York City time, on December 12, 2011.

Oversubscription Privilege	If you timely and fully exercise your basic subscription rights with respect to all of the subscription rights you hold and other rights holders do not exercise their basic subscription rights in full, you may also subscribe for any shares of our common stock that our other shareholders do not purchase through the exercise of their basic subscription rights pursuant to the oversubscription privilege (subject to availability and the limits described below under the heading “Limitation on the Purchase of Shares”).

No Minimum	There is no minimum number of rights that must be exercised or shares sold as a condition to accepting subscriptions and closing the offerings.

Procedures for Exercising Rights	To exercise your subscription rights, you must take the following steps:

• If you are a record holder of our common stock, as of the record date you must:

• properly complete and sign the subscription rights certificate which accompanies this prospectus; and

• return the completed and signed subscription rights certificate with full payment for the number of shares of common stock which you are subscribing for to the subscription agent.

• If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, as of the record date:

• you should instruct your broker, dealer or other nominee in accordance with the procedures described in “The Rights Offering — Beneficial Owners”; and

  • your broker, dealer, custodian bank or other nominee must exercise your subscription rights on your behalf and deliver all documents and payments to the subscription agent at or before 5:00 p.m., New York City time, on February 24, 2012.

Your payment may be made by check or bank draft drawn upon a U.S. bank payable to “American Stock Transfer & Trust Company, LLC, as subscription agent.” The subscription agent must receive the properly completed and signed subscription rights certificate and payment prior to the expiration date of the rights offering. See “The Rights Offering — Subscription Procedures” and “The Rights Offering — Subscription Payments.”

Subscription Agent for Rights Offering	You may also exercise your subscription rights by using the guaranteed delivery procedures described in “The Rights Offering — Notice of Guaranteed Delivery.” American Stock Transfer & Trust Company, LLC

Information Agent for Rights Offering	D.F. King & Co., Inc.

Limitation on Purchase of Shares	Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights (including oversubscription privileges) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 9.9% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this rights offering, or otherwise being required to obtain regulatory approval. See “The Rights Offering — Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering.”

Expiration Date of the Rights Offering	5:00 p.m., New York City time, on February 24, 2012.

Use of Proceeds	We intend to use the proceeds of the rights offering for general corporate purposes, including providing capital to the Bank. See “Use of Proceeds.”

Transferability of Rights	You may not sell or otherwise transfer your subscription rights. The subscription rights will not be listed on any securities exchange or national market or quoted on any quotation system.

No Board Recommendation	Our board of directors is making no recommendation regarding whether you should exercise your subscription rights. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Unsubscribed Shares; Limited Public Offering	At the same time that we are conducting the rights offering, we may also conduct a limited public offering of common stock to the public. This offering would be available only to persons selected by us, in our sole discretion. All of our directors are shareholders and have indicated that they will participate in the rights offering. Accordingly, our directors will not participate in the limited public offering. In addition, our executive officers who are currently shareholders have indicated that they will participate in the rights offering. Executive officers who are not currently shareholders may participate in the limited public offering and have indicated that they intend to do so.

The only shares that will be offered in the limited public offering are shares that are not subscribed for in the rights offering. In the limited public offering, investors will have the opportunity to subscribe to purchase shares at the subscription price. The limited public offering will expire at the close of business on March 9, 2012, unless we extend it in our sole discretion. However, we will not extend the limited public offering beyond March 23, 2012. We reserve the right to reject, in whole or in part, any subscription tendered in the limited public offering. This offering would be conducted solely on a “best efforts” basis by our directors and executive officers. Neither our directors nor our executive officers will receive commissions or any form of remuneration in connection with the offerings.

Subscription Procedures; Limited Public Offering	If you are an investor in the limited public offering, you may subscribe for shares by properly completing and signing the subscription agreement included with this prospectus and delivering it, along with payment of the entire subscription price for all of the shares for which you are subscribing, to T Bank, N.A., the escrow agent, on or before the expiration date of the limited public offering. The escrow agent must receive the properly completed and signed subscription agreement and payment prior to the expiration date of the limited public offering. See “The Limited Public Offering — Subscription Procedures” and “The Limited Public Offering — Payment Method.”

Eligible Investors; Limited Public Offering	We will offer shares of common stock in the limited public offering to Texas residents that are limited to not more than 35 new non-accredited investors and an unlimited number of accredited investors. See “The Limited Public Offering — Suitability.”

Escrow Agent for Limited Public Offering	T Bank, N.A.

Closing of the Offerings	We will accept subscriptions tendered in the rights offering as soon as practicable after its expiration. If the rights offering (including the oversubscription privilege) is not fully subscribed as of the expiration date and we receive subscriptions in the limited public offering, we will accept subscriptions in the limited public offering on the terms described herein, close the offerings and mail stock certificates as soon as practicable after the expiration date.

No Revocation	All exercises of subscription rights and orders to subscribe for common stock are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights or deliver your subscription agreement unless you are sure that you wish to purchase shares of our common stock at the subscription price.

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, you should not recognize income, gain, or loss upon receipt, exercise, or expiration of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise, or expiration of the subscription rights in light of your particular circumstances.

Extension, Cancellation, and Amendment	We have the option to extend the rights offering and the limited public offering and the period for exercising your subscription rights, although we do not presently intend to do so. Our board of directors may cancel the offerings at any time prior to the expiration date of the offerings for any reason. In the event that we cancel the offerings, all subscription payments that the subscription agent and escrow agent, as applicable, have received will be returned, without interest or deduction, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering or limited public offering at any time prior to the expiration date of the offerings.

Shares Outstanding Before the Rights Offering and The Limited Public Offering	1,941,305 shares of our common stock were outstanding as of December 12, 2011.

Fees and Expenses	We will pay the fees and expenses related to the rights offering and the limited public offering.

Questions	If you have any questions about the rights offering, including questions about subscription procedures and requests for additional copies of this prospectus or other documents, please contact the subscription agent, American Stock Transfer & Trust Company, LLC, at (877) 248-6417, or the information agent, D.F. King & Co., Inc. at (800) 829-6551.

If you have any other questions or need assistance, please contact Patrick Howard, our CEO, or Ken Bramlage, our CFO, at (972) 720-9000.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2010, our Quarterly Reports for fiscal quarters ended March 31, 2011, June 30, 2011, and September 30, 2011, and the risks that we have highlighted in other sections of this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations, and financial condition could suffer materially. In that event, the trading price and market value of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

RISKS RELATED TO THE COMPANY

We are operating under a formal agreement with the Comptroller. If we fail to comply with any provision of the formal agreement, the Comptroller may take further action against us.

In early 2010, the Comptroller informed the Bank that the Comptroller intended to institute an enforcement action against the Bank based on the Comptroller’s findings of violations the Federal Trade Commission Act and unfair practices as a result of the Bank’s account relationships with a third party payment processor and certain telemarketers and internet merchants between September 1, 2006 and August 27, 2007. The Comptroller proposed the formal agreement and provisions in the formal agreement requiring the Bank to provide restitution to consumers of the telemarketers and the internet merchants, as well as continuing certain requirements from the 2008 Consent Order resulting from the Comptroller’s findings of unsafe and unsound banking practices relating to asset quality, liquidity management and earnings. The Bank neither admitted nor denied the Comptroller’s findings, but agreed to enter into the formal agreement.

The Comptroller asserted that certain consumers of the telemarketers and the internet merchants were entitled to restitution for unauthorized charges made to the consumers’ accounts held with a third party bank by the telemarketers and internet merchants who were deposit customers of the Bank. For example, a merchant would charge a consumer for a product and the purchase price would be withdrawn from the consumer’s account with a third party bank and deposited into an account at the Bank by means of a remotely created check, which does not contain the signature of the person on whose account the check is drawn, or similar instrument generated by the payment processor. The Comptroller founds that the Bank’s relationship with the third party payment processor and certain of telemarketers and merchants constituted unfair practices in connection with the Bank’s account relationships with such third parties and unsafe or unsound banking practices at the Bank.

Rather than challenge the Comptroller’s findings in court, the Bank agreed to enter into a formal agreement with the Comptroller and the 2010 Consent Order for a civil money penalty payable by the Bank to resolve the matter with the Comptroller. The formal agreement replaced the 2008 Consent Order in its entirety and, consequently, the 2008 Consent Order was terminated. The Bank neither admitted nor denied the Comptroller’s assertions, and the Bank disputed the amount of consumer restitution related to the alleged violations of the Federal Trade Commission Act.

To resolve the matter, on April 15, 2010, the Bank entered into the 2010 Consent Order requiring a civil money penalty in the amount of $100,000 and executed the formal agreement with the Comptroller, containing the following general terms:

•	require the Bank to reimburse consumers for up to $5.1 million for charges made to them by certain merchants who were deposit customers of the Bank. On October 28, 2011, the Comptroller concurred that the Bank has fulfilled this obligation, and we believe that there will be no more charges or recoveries related to this obligation;

•	require the Bank to establish a capital plan which, among other provisions, details the Bank’s plan to achieve tier 1 capital ratio of 9% and total risk based capital ratio of 11.5%;

•	require the Bank to develop a written program designed to reduce the level of criticized assets;

•	require the Bank to develop and implement an asset liquidity enhancement plan designed to increase the amount of asset liquidity maintained by the Bank, including a loan to deposit ratio of 85%; and

•	require the Bank to develop a written profit plan to improve and sustain the earnings of the Bank.

The Bank paid the civil money penalty in April 2010. In addition, the Bank submitted the required capital, liquidity enhancement, and profit plans, as well as a written program to reduce criticized assets to the Comptroller in accordance with the requirements of the formal agreement. The Comptroller did not object to the plans and program as submitted.

The capital requirements set forth in the formal agreement are a continuation of the capital requirements contained in the Bank’s 2008 Consent Order. As of September 30, 2011 and December 31, 2011, the Bank’s capital ratios and loan to deposit ratio met or exceeded the requirements of the formal agreement. Compliance with these provisions was due, in part, to a managed strategy to reduce both the assets and liabilities of the Bank. Although we believe that we are compliant with all of the provisions of the formal agreement, such a determination lies in the sole discretion of the Comptroller. In addition, the Bank may not be able to comply with all of the requirements of the formal agreement, including meeting the stated capital requirements or loan to deposit ratio contained therein on a continuous, ongoing basis. If the Comptroller determines, in its sole discretion, that the Bank is not in compliance with the capital requirements of the formal agreement, the Comptroller may require the Bank to prepare and submit a capital contingency plan to sell, merge or liquidate the Bank. If we are forced to sell, merge or liquidate the Bank, you may lose some or all of your investment.

If as a result of its review or examination of the Bank, the Comptroller should determine that the financial condition, capital resources, asset quality, liquidity, earnings ability, or other aspects of its operations have worsened or that it or its management is violating or has violated the formal agreement, or failed to comply with any provision of the formal agreement, or any law or regulation, various additional remedies are available to the Comptroller. Such remedies include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict our growth, to assess civil monetary penalties, to remove officers and directors, and ultimately to terminate our deposit insurance, which would result in the seizure of the Bank by its regulators. As of September 30, 2011, the Comptroller has made no such determination relating to any of the aforementioned aspects of the Bank’s operations.

The formal agreement with the Comptroller prevents us from being well capitalized under the system of prompt corrective action established by the Federal Deposit Insurance Corporation Improvement Act of 1991 which may inhibit our ability to retain and attract deposits.

The Bank’s capital ratios as of September 30, 2011 were 9.59% tier 1 leverage ratio and 12.25% total risk based capital ratio. Although the Bank’s capital ratios met the definition of well capitalized under the system of prompt corrective action and exceed the requirements of the formal agreement, the formal agreement prevents us from being considered well capitalized regardless of our capital ratios. Because of FDIC restrictions which took effect on January 1, 2010 for all insured banks which are considered not well capitalized, the Bank is restricted from offering rates in excess of .75% over the national average rate for various deposit terms as published weekly by the FDIC. This may adversely and materially affect the Bank’s ability to attract and retain deposits which could have a negative impact on the Bank’s liquidity and impair its ability to comply with the formal agreement.

Since we commenced operations in 2004, we have had a short and intermittent history of experiencing profits.

Our profitability will depend on the Bank’s profitability and, while we were profitable in 2006 and 2007, we experienced significant and material losses since 2008. We may incur continued difficulties or setbacks reaching profitability in the future. We have incurred substantial start-up expenses associated with our organization and our public offering and sustained losses or achieved minimal profitability during our initial years of operations. At September 30, 2011, we had an accumulated deficit account of approximately $8.6 million, principally resulting from the organizational and pre-opening expenses that we incurred in connection with the opening of the Bank, losses on loans, accrued reserves in connection with the formal agreement with the Comptroller and the resolution of the matters related to the collective investment funds. In addition, due to the extensive regulatory oversight to which we are subject, we expect to incur significant administrative costs. Our success will depend, in large part, on our ability to attract and retain deposits and customers for our services. If we are ultimately unsuccessful, you may lose part or all of the value of your investment.

Our results of operation and financial condition would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses.

Experience in the banking industry indicates that a portion of our loans in all categories of our lending business will become delinquent, and some may only be partially repaid or may never be repaid at all. Our methodology for establishing the adequacy of the allowance for loan losses depends on subjective application of risk grades as indicators of borrowers’ ability to repay. Deterioration in general economic conditions and unforeseen risks affecting customers may have an adverse effect on borrowers’ capacity to repay timely their obligations before risk grades could reflect those changing conditions. In times of improving credit quality, with growth in our loan portfolio, the allowance for loan losses may decrease as a percent of total loans. Changes in economic and market conditions may increase the risk that the allowance would become inadequate if borrowers experience economic and other conditions adverse to their businesses. Maintaining the adequacy of our allowance for loan losses may require that we make significant and unanticipated increases in our provisions for loan losses, which would materially affect our results of operations and capital adequacy. Recognizing that many of our loans individually represent a significant percentage of our total allowance for loan losses, adverse collection experience in a relatively small number of loans could require an increase in our allowance. Federal regulators, as an integral part of their respective supervisory functions, periodically review our allowance for loan losses. The regulatory agencies may require us to change classifications or grades on loans, increase the allowance for loan losses with large provisions for loan losses and to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our results of operations and financial condition.

Failure to implement our business strategies may adversely affect our financial performance.

We have developed a business plan that details the strategies we intend to implement in our efforts to achieve profitable operations. If we cannot implement our business strategies, we will be hampered in our ability to develop business and serve our customers, which, in turn, could have an adverse effect on our financial performance. Even if our business strategies are successfully implemented, we cannot assure you that our strategies will have the favorable impact that we anticipate. Furthermore, while we believe that our business plan is reasonable and that our strategies will enable us to execute our business plan, we have no control over the future occurrence of certain events upon which our business plan and strategies are based, particularly general and local economic conditions that may affect the Bank’s loan-to-deposit ratio, total deposits, the rate of deposit growth, cost of funding, the level of earning assets and interest-related revenues and expenses.

We may elect or be compelled to seek additional capital, but that capital may not be available or it may be dilutive. If we cannot maintain the capital ratios set forth in our formal agreement, the Comptroller may take further action against us.

We are required by the formal agreement to achieve and maintain a tier 1 leverage capital ratio of 9% and a total risk-based capital ratio of 11.5%. We were also required to achieve and maintain these capital ratios under the 2008 Consent Order; however, we were unable to comply with these requirements from July 2008 until September 30, 2011. As of September 30, 2011 and throughout the fourth quarter of 2011, the Bank’s tier 1 leverage capital ratio was 9.59%. The Bank’s total risk based capital ratio was 12.25%. Although as of September 30, 2011, the Bank’s capital ratios exceeded the requirements set forth in the formal agreement, there is no assurance the Bank will continue to meet those requirements in the future. If the Comptroller determines, in its sole discretion, that the Bank is not in compliance with the capital requirements of the formal agreement, the Comptroller may require the Bank to prepare and submit a capital contingency plan to sell, merge or liquidate the Bank. If we are forced to sell, merge or liquidate the Bank, you may lose some or all of your investment.

The Company currently does not have any capital available to invest in the Bank. If needed, we will look to raise additional capital through multiple avenues, including focused expense reductions, optimizing our balance sheet for loans and deposits and increasing net interest income and ultimately improving the overall earnings of the Company. A number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the negative impact of the mortgage loan market, non-agency mortgage-backed security market, and deteriorating economic conditions, which may diminish our ability to raise additional capital.

Our ability to raise capital will depend on conditions in the capital markets, which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise capital when needed, on favorable terms or at all. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These outcomes could negatively impact our ability to operate or further expand our operations through acquisitions or the establishment of additional branches and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition and results of operations. In addition, in order to raise additional capital, we may need to issue shares of our common stock that would dilute the book value of our common stock and reduce our shareholders’ percentage ownership interest to the extent they do not participate in future offerings. Also, if we are unable to raise additional capital, we may be required to take alterative actions which may include the sale of income-producing assets to meet our capital requirements, which could have an adverse impact on our operations and ability to generate income.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited or restricted.

We have generated significant NOLs as a result of our recent losses. We generally are able to carry NOLs forward to reduce taxable income in future years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation’s common stock or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation’s stock on the date of the ownership, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

We do not anticipate that our rights offering will cause an “ownership change” within the meaning of Section 382. However, we cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, we could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction.

The success of our trust services is dependent upon market fluctuations and a non-diversified source for its growth.

Since August 2006, we have offered traditional fiduciary services such as serving as executor, trustee, agent, administrator or custodian for individuals, non profit organizations, employee benefit plans and organizations. The Bank received regulatory approval from the Comptroller to establish trust powers in February 2006. As of September 30, 2011, the Bank had approximately $842 million in trust assets under management. To date, virtually all of the growth in our assets under management relates to a registered investment advisor who has advised its clients of the existence of our trust services. We have not compensated the registered investment advisor in any way for making its clients aware of our trust services and cannot assure you that the investment advisor will continue to notify its clients of our trust services or that those clients will open trust accounts at the Bank. Furthermore, the level of assets under management is significantly impacted by the market value of the assets which has increased in 2009 and 2010 after the sharp decline during 2008. In addition, we are subject to regulatory supervision with respect to these trust services that may restrain our growth and profitability.

Certain of our investment advisory and wealth management contracts are subject to termination on short notice, and termination of a significant number of investment advisory contracts could have a material adverse impact on our revenue.

Certain of our investment advisory and wealth management clients can terminate their relationships with us, reduce their aggregate assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, inflation, changes in investment preferences of clients, changes in our reputation in the marketplace, change in management or control of clients, loss of key investment management personnel and financial market performance. We cannot be certain that our trust operations will be able to retain all of its clients. If its clients terminate their investment advisory and wealth management contracts, our trust operations, and consequently we, could lose a substantial portion of our revenues and liquidity.

We have a loan concentration related to the acquisition and financing of dental practices.

Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. There were no losses in the dental portfolio from 2005 through 2008. In 2009 and 2010, losses represented 0.89% and 0.33% of year end dental portfolio assets, respectively. There have been no losses year to date through September 30, 2011. At September 30, 2011, our commercial loan portfolio included $58.7 million of loans to the dental industry, including practice acquisition loans, dental equipment loans, and dental facility loans. This represented approximately 67.2% of our total funded loans. We believe that these loans are conservatively underwritten to credit worthy borrowers and are diversified geographically. However, to the extent that there is a decline in the dental industry in general, we may incur significant losses in our loan portfolio as a result of this concentration.

Our operations are significantly affected by interest rate levels.

Our profitability is dependent to a large extent on our net interest income, which is the difference between interest income we earn as a result of interest paid to us on loans and investments and interest we pay to third parties such as our depositors and those from whom we borrow funds. Like most financial institutions, we are affected by changes in general interest rate levels, which are currently at record low levels, and by other economic factors beyond our control. Prolonged periods of unusually low interest rates may have an adverse effect on earnings by reducing the value of demand deposits, stockholders’ equity and fixed rate liabilities with rates higher than available earning assets. Interest rate risk can result from mismatches between the dollar amount of repricing or maturing assets and liabilities and from mismatches in the timing and rate at which our assets and liabilities reprice. Although we have implemented strategies which we believe reduce the potential effects of changes in interest rates on our results of operations, these strategies will not always be successful. In addition, any substantial and prolonged increase in market interest rates could reduce our customers’ desire to borrow money from us or adversely affect their ability to repay their outstanding loans by increasing their costs since most of our loans have adjustable interest rates that reset periodically. If our borrowers’ ability to repay is affected, our level of non-performing assets would increase and the amount of interest earned on loans will decrease, thereby having an adverse effect on operating results. Any of these events could adversely affect our results of operations or financial condition.

We face intense competition from a variety of competitors.

We face competition for deposits, loans, and other financial services from other community banks, regional banks, out-of-state and in-state national banks, savings banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, insurance companies, mutual funds, and other lending sources and alternative investment providers. Some of these financial institutions and financial services organizations are not subject to the same degree of regulation as we are. We face increased competition due to the Gramm-Leach-Bliley Act, which allows insurance firms, securities firms, and other non-traditional financial companies to provide traditional banking services. The banking business in our target banking market and the surrounding areas has become increasingly competitive over the past several years, and we expect the level of competition to continue to increase. Many of these competitors have been in business for many years, have established customers, are larger, have substantially higher lending limits than we do, and are able to offer certain services that we do not provide. In addition, many of these entities have greater capital resources than we have, which among other things may allow them to price their services at levels more favorable to the customer or to provide larger credit facilities.

We believe that the Bank will be a successful competitor in the area’s financial services market. An inability to compete effectively with other financial institutions serving our target banking market could have a material adverse effect on the Bank’s growth and profitability.

We compete in an industry that continually experiences technological change, and we may not be able to compete effectively with other banking institutions with greater resources.

The banking industry continues to undergo rapid technological changes with frequent introduction of new technology-driven products and services. In addition to providing better service to customers, the effective use of technology increases efficiency and enables us to reduce costs. Our future success depends in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional operating efficiencies. Many of our competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than we can. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these to our customers. Our inability to do so could have a material adverse effect on our ability to compete effectively in our market and also on our business, financial condition, and results of operations.

Our legal lending limits may impair our ability to attract borrowers and ability to compete with larger financial institutions.

Our per customer lending limit at September 30, 2011 was approximately $1.7 million, subject to further reduction based on regulatory criteria. Accordingly, the size of loans which we can offer to potential customers is less than the size which many of our competitors with larger lending limits are able to offer. This limit has affected and will continue to affect our ability to seek relationships with larger businesses in our market area. We accommodate loans in excess of our lending limit through the sale of portions of such loans to other banks. However, we may not be successful in attracting or maintaining customers seeking larger loans or in selling portions of such larger loans on terms that are favorable to us.

An economic downturn, especially one affecting our primary service area, could diminish the quality of our loan portfolio, reduce our deposit base, and negatively affect our financial performance.

Adverse economic developments can impact the collectability of loans and the sustainability of our core deposits and may negatively impact our earnings and financial condition. In addition, the banking industry in general is affected by economic conditions such as inflation, recession, unemployment, and other factors beyond our control. A prolonged economic recession or other economic dislocation could cause increases in nonperforming assets and impair the values of real estate collateral, thereby causing operating losses, decreasing liquidity, and eroding capital. Factors that adversely affect the economy in our local banking market could reduce our deposit base and the demand for our products and services, which may decrease our earnings capability.

Monetary policy and other economic factors could adversely affect the Bank’s profitability.

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates, and the monetary and fiscal policies of the federal government. Our profitability is partly a function of the spread between the interest rates earned on investments and loans and those paid on deposits. As with most banking institutions, our net interest spread is affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in such rates. At any given time, our assets and liabilities may be affected differently by a given change in interest rates. As a result, an increase or decrease in rates could have a material adverse effect on our net income, capital and liquidity. While we take measures to reduce interest-rate risk, these measures may not adequately minimize exposure to interest-rate risk.

We are subject to extensive regulatory oversight, which could constrain our growth and profitability.

Banking organizations such as the Company and the Bank are subject to extensive federal and state regulation and supervision. Laws and regulations affecting financial institutions are undergoing continuous change, and we cannot predict the ultimate effect of these changes. We cannot assure you that any change in the regulatory structure or the applicable statutes and regulations will not materially and adversely affect the business, condition or operations of the Company or the Bank or benefit competing entities that are not subject to the same regulations and supervision.

Bank regulators have imposed various conditions, among other things, that: (1) the Company would not assume additional debt without prior approval by the Federal Reserve Board; (2) the Company and the Bank will remain well-capitalized at all times; (3) we will make appropriate filings with the regulatory agencies; and (4) the Bank will meet all regulatory requirements as set forth. The regulatory capital requirements imposed on the Bank could have the effect of constraining growth.

We are subject to extensive state and federal government supervision and regulations that impose substantial limitations with respect to loans, purchase of securities, payments of dividends, and many other aspects of the banking business. Regulators include the Comptroller, the Federal Reserve, and the FDIC. Applicable laws, regulations, interpretations, assessments and enforcement policies have been subject to significant and sometimes retroactively applied changes and may be subject to significant future changes.

The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes in light of the recent performance of and government intervention in the financial services sector. Other changes to statues, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to reduced revenues, additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Regulatory agencies are funded, in part, by assessments imposed upon banks. Additional assessments could occur in the future which could impact our financial condition. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. Future legislation or government policy could adversely affect the banking industry, our operations, or shareholders. The burden imposed by federal and state regulations may place banks, in general, and us, specifically, at a competitive disadvantage compared to less regulated competitors. Federal economic and monetary policy may affect our ability to attract deposits, make loans, and achieve satisfactory operating results.

RISKS RELATED TO THE RIGHTS OFFERING AND THE LIMITED PUBLIC OFFERING

This rights offering may cause the trading price of our common stock to decrease immediately, and this decrease may continue.

The number of shares we proposed to issue and ultimately do issue if we complete the rights offering, may result in an immediate decrease in the market value of the common stock. This decrease may continue after the completion of the rights offering.

Any rights holder exercising its subscription right takes the risk that no one else will purchase common shares in this rights offering.

This is a best efforts, no minimum rights offering being conducted solely by the Company. There is no commitment by anyone to exercise its right to purchase any of the common shares being offered. Because there is no minimum number of rights that must be exercised or shares that must be sold in this rights offering, we can provide no assurance regarding the amount of capital we will actually raise in this rights offering. We cannot give any assurance that any or all of the rights will be exercised.

If you do not act promptly and follow the subscription instructions, your exercise of rights will be rejected.

If you desire to purchase shares of our common stock in this rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of this rights offering at 5:00 p.m., New York City time, on February 24, 2012. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that the subscription agent receives all required forms and payments before this rights offering expires. We are not responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before this rights offering expires. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your rights before this rights offering expires, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

You will not be able to sell the common shares you buy in this rights offering until the shares you elect to purchase are issued to you.

If you purchase shares in this rights offering by submitting a rights certificate and payment, we will mail you a direct registration account statement or, upon request, a stock certificate as soon as practicable following the expiration of this rights offering. If your shares are held by a broker, dealer, custodian bank or other nominee and you purchase shares, your account with your nominee will be credited by your nominee. Until the common shares you elect to purchase are issued to you, you may not be able to sell your shares even though the common shares issued in this rights offering will be listed for trading on the OTCBB. The stock price may decline between the time you decide to sell your shares and the time you are actually able to sell your shares.

If you do not fully exercise your subscription rights, your ownership interest will be diluted.

Assuming we sell the full amount of common stock issuable in connection with the rights offering, we will issue approximately 2,911,957 shares of our common stock. If you choose not to fully exercise your basic subscription right prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted relative to shareholders who exercise their subscription rights and to the extent shares are issued in the limited public offering.

Since you cannot revoke the exercise of your subscription rights and the market price of our common stock is volatile and may decline after you elect to exercise the subscription rights, you could be committed to buying shares above the market price of our common stock.

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, and general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them. The market price of our common stock may decline after you elect to exercise your subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on the OTCBB under the ticker symbol “TBNC.OB,” and the closing bid price of our common stock on January 11, 2012, as reported by the OTCBB, was $1.75 per share. Moreover, following the exercise of your subscription rights you may not be able to sell your common stock at a price equal to or greater than the subscription price. We will not pay you interest on any funds delivered to the subscription agent pursuant to the exercise of subscription rights.

The subscription price determined for this rights offering and limited public offering may not be indicative of the value of our common stock.

Our board of directors determined the subscription price of the common stock after reviewing a variety of factors. The subscription price is not necessarily related to our book value, tangible book value, multiple of earnings or any other established criteria of determining value and may or may not be considered the fair market value of our common stock offered in these offerings. After the completion of the offerings, you may not be able to dispose of any shares of common stock that you purchase in the offerings at a price at or above the price that you pay in the offerings. The value of our common stock may also be subject to significant fluctuations in response to our future operating results and other factors.

This rights offering may cause the price of our common stock to decrease.

The shares of common stock that will be issuable in this offering may cause the price of our common stock to decrease. If the holders of the shares purchased in this offering choose to sell some or all of those shares, the resulting sales could further depress the market price of our common stock.

This is a “best efforts” offering, and we may not be able to raise all the capital we need to fully implement our business strategy.

This is a “best efforts” offering which means there is no guarantee that we will be able to sell all or any of the shares of common stock offered in this prospectus. There is no minimum number of rights exercised or shares that we must sell to complete the offerings. In the event that we are unable to raise sufficient capital from the offerings, it is likely that we will need to obtain additional capital so that we may be able to execute successfully our business strategy. Any necessary future raising of capital, if available, may be on terms that are not favorable to us. If adequate capital is not available, we will be subject to an increased level of regulatory supervision and our business, operating results and financial conditions could be adversely affected.

A limited public offering of unsubscribed shares as described in this prospectus will reduce, and future common stock offerings may reduce, the ownership percentage of our current shareholders.

Our current shareholders who do not fully exercise their subscription rights may experience dilution in their percentage ownership of our outstanding common stock as a result of the rights offering. In addition, if we do not sell all of the shares offered in the rights offering, and offer unsubscribed shares in a limited public offering, any shares sold in the limited public offering will dilute the ownership interests of our current shareholders. Furthermore, if we conduct additional offerings of shares of our common stock in the future, you may experience dilution in your percentage ownership of our outstanding common stock.

In many situations, our board of directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock, including shares authorized but unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

If you exercise your rights, you commit to purchasing the shares of common stock at the designated subscription price and may not revoke your rights even if the public trading market price of such shares decreases below the subscription price.

Your exercise of rights to purchase our common stock is irrevocable. If you exercise your rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is currently listed for trading on the OTCBB under the ticker symbol “TBNC.OB” and the last reported price of our common stock on the OTCBB on January 11, 2012 was $1.75 per share. Following the exercise of your rights, you may not be able to sell your shares of common stock at a price equal to or greater than the subscription price.

Because our management will have broad discretion over the use of the net proceeds from this rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

While we currently anticipate that we will use the net proceeds of this rights offering for general corporate purposes, our management may allocate the proceeds as it deems appropriate. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds of this rights offering, and you will not have the opportunity, as part of your investment decision, to influence how the proceeds are being used. If we invest the proceeds pending application of the funds, it is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for us.

There is no obligation for our directors or executive officers to subscribe for any shares of common stock in this rights offering.

To the extent they held shares of common stock as of the record date, our directors and officers are entitled to participate in the rights offering on the same terms and conditions applicable to all rights holders. We anticipate that 100% of our directors and named executive officers will participate in this rights offering.

RISKS RELATED TO OUR COMMON STOCK

Our common stock is thinly traded and, therefore, you may have difficulty selling shares.

Our common stock is traded on the OTCBB. However, due to the relative inactive market for our common stock, you may not be able to liquidate your shares without delay. The shares being offered in this prospectus have not been registered under the Securities Act. Holders of our common stock will not have registration rights with respect to their shares.

There is a limited existing market for our common stock. Accordingly, you should be prepared to hold your shares of common stock for an unknown period. There is also no assurance as to what price, if any, holders of our common stock will be able to receive in exchange for their shares. Future trading prices of our common stock, if any, will depend on many factors including, but not limited to, prevailing interest rates, our operating results and the market for similar securities.

We do not anticipate paying dividends for the foreseeable future.

We do not anticipate dividends will be paid on our common stock for the foreseeable future. The Company is largely dependent upon dividends paid by the Bank to provide funds to pay cash dividends if and when the board of directors may declare such dividends. In addition, pursuant to the formal agreement with the Comptroller, the Bank may declare a dividend only (1) when the Bank is in compliance with its capital plan, as approved by the regulators, (2) when, after giving effect to the dividend, the Bank would not be insolvent, (3) if the amount of the dividend does not exceed the Bank’s surplus, and (4) with prior approval of the Bank’s regulators. Future earnings may not be sufficient to satisfy regulatory requirements and permit the legal payment of dividends to shareholders at any time in the future. Even if we could legally declare dividends, the amount and timing of such dividends would be at the discretion of our board of directors. The board of directors may in its sole discretion decide not to declare dividends.

The market price of our common stock may be volatile.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the trading prices of the shares of many companies.

The market price of our common stock is subject to fluctuations as a result of a variety of factors, including the following:

•	quarterly variations in our operating results or those of other banking institutions;

•	changes in national and regional economic conditions, financial markets or the banking industry; and

•	other developments affecting us or other financial institutions.

The trading volume of our common stock is limited, which may increase the volatility of the market price for our stock. In addition, the stock market has experienced significant price and volume fluctuations in recent years. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons not necessarily related to the operating performance of these companies.

Your shares of common stock will not be an insured deposit.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

Provisions of our Articles of Incorporation and Bylaws, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party.

From time to time we are approached about a sale of the Company or a majority ownership position in the Company. Our Articles of Incorporation and Bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. For example, our Bylaws contain provision for allowing the Chairman, President, or majority of the Board of Directors to call special meetings of shareholders. A special meeting of shareholders may be called by the shareholders, provided that shareholders representing not less than one-third of all outstanding shares entitled to be cast on any matter proposed to be considered at the special meeting join in the request.

Any individual, acting alone or with other individuals, who is seeking to acquire, directly or indirectly, 10% or more of our outstanding common stock must comply with the Change in Bank Control Act, which requires prior notice to the FDIC. As a result, interested investors in our common stock need to be aware of and comply with those requirements, to the extent applicable.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this registration statement that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including our expectations, intentions, beliefs, or strategies regarding the future. Any statements in this document about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” and similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this document are based on information available to us on the dates noted, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results may differ materially from those in such forward-looking statements due to fluctuations in interest rates, inflation, government regulations, economic conditions, customer disintermediation and competitive product and pricing pressures in the geographic and business areas in which we conduct operations, including our plans, objectives, expectations and intentions and other factors discussed under the section entitled “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2010, including the following:

•	we have limited operating history upon which to base an estimate of our future financial performance;

•	if we are unable to implement our business plan and strategies, we will be hampered in our ability to develop business and serve our customers, which, in turn, could have an adverse effect on our financial performance;

•	we are subject to significant government regulation and legislation that increases the cost of doing business and inhibits our ability to compete including the potential impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III;

•	if we fail to retain our key employees, growth and profitability could be adversely affected;

•	if we fail to retain our trust customers, our non-interest income could be adversely affected;

•	we face substantial competition in our primary market area;

•	the Bank’s methodology with respect to reconciling the variance and over-accrual may be challenged by our trust customers, which could in turn adversely affect our financial performance;

•	if we fail to sustain attractive investment returns to our trust customers, our growth and profitability in our trust services could be adversely affected;

•	we have a significant dental industry loan concentration in which economic or regulatory changes could adversely affect the ability of those customers to fulfill their loan obligations;

•	if we fail to adequately address formal administrative actions with the Comptroller, including, without limitation, the formal agreement, this may have an adverse impact on the Company’s operating results or financial condition;

•	we compete in an industry that continually experiences technological change, and we may not be able to compete effectively with other banking institutions with greater resources;

•	the Bank’s current legally mandated lending limits are lower than those of our competitors, which may impair our ability to attract borrowers;

•	changes in governmental economic and monetary policies, the Internal Revenue Code and banking and credit regulations, as well as other factors, will affect the demand for loans and the ability of the Bank to attract deposits;

•	changes in the general level of interest rates and other economic factors can affect the Bank’s interest income by affecting the spread between interest-earning assets and interest-bearing liabilities;

•	we have no current intentions of paying cash dividends;

•	we may not be able to raise additional capital on terms favorable to us or we may be required to raise capital under terms which are dilutive to existing shareholders; and

•	our directors and executive officers beneficially own a significant portion of our outstanding common stock.

These factors and the risk factors referred to in our Annual Report on Form 10-K for the year ended December 31, 2010 could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement reflects only information known to us as of the date on which it is made and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise.

USE OF PROCEEDS

The net proceeds from the sale of the shares of common stock in the offerings will depend upon the number of shares of common stock purchased. Assuming the sale of all the shares of common stock offered in the rights offering (or the limited public offering) at a subscription price of $2.00 per share, the net proceeds will be approximately $5.8 million, after deducting our estimated offering expenses. We expect that the total net proceeds will be used to provide the required capital to support future growth and for general corporate purposes.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock in the foreseeable future. It is the policy of our board of directors to reinvest earnings for such period of time as is necessary to ensure our successful operations. There are no current plans to initiate payment of cash dividends, and future dividends will depend on our earnings, capital and regulatory requirements, financial condition and other factors considered relevant by our board of directors.

MARKET INFORMATION

Our common stock has been quoted on the OTCBB under the symbol “TBNC.OB” since June 2007. The table below gives the high and low bid information for the last two fiscal years. The bid information in the table was obtained from the OTCBB and reflects the high and low closing bid prices during 2012, 2011 and 2010, and may not represent actual transactions. There may have been other transactions in our common stock of which we are not aware. On December 12, 2011, we had 341 record holders of our common stock.

	High	Low

2012
First Quarter (through January 11, 2012)	$1.75	$1.75
2011
Fourth Quarter	$4.30	$1.50
Third Quarter	$2.00	$1.82
Second Quarter	$4.75	$1.75
First Quarter	$3.00	$1.45
2010
Fourth Quarter	$2.50	$1.60
Third Quarter	$3.50	$1.50
Second Quarter	$3.75	$0.75
First Quarter	$5.76	$3.00

On January 11, 2012, the last closing price reported on the OTCBB for our common stock was $1.75 per share.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of September 30, 2011:

•	on an actual basis; and

•	on an “as adjusted” basis to give effect to the issuance and sale of 2,911,957 shares of common stock in this offering, net of estimated offering expenses.

The following data should be read in conjunction with our consolidated financial statements, the accompanying notes thereto, and Management’s Discussion and Analysis in our periodic reports on Form 10-K and Form 10-Q, which are incorporated herein by reference.

	September 30, 2011
	Actual	As Adjusted
	(Amounts in thousands, except share and per share amounts)
	(Unaudited)

Shareholders’ Equity:
Common Stock, $.01 par value, 10,000,000 shares authorized, 1,941,305 shares issued and outstanding; 4,853,262 shares issued and outstanding, as adjusted	$19	$49
Additional paid-in capital	18,607	24,141
Retained earnings	(8,609)	(8,609)
Total shareholders’ equity	$10,138	$15,702
Book value per common share	5.22	3.24

THE RIGHTS OFFERING

Before exercising any subscription rights, you should read carefully the information set forth under “Risk Factors.”

Reasons for the Rights Offering

In authorizing the rights offering, our board of directors considered a number of factors including our needs for additional capital to meet and sustain regulatory requirements, the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the potential need for liquidity, potential market conditions, and the desire to provide opportunity to our shareholders to participate in the rights offering. Our board of directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the circumstances. We intend to use the net proceeds for general corporate purposes, including providing capital to the Bank. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our board of directors is making no recommendation regarding your exercise of the subscription rights or the purchase of our shares. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering.

The Subscription Rights

On or about January 17, 2012, we are distributing to each record holder of our common stock, as of the record date, which is 5:00 p.m. New York City time on December 12, 2011, at no charge, one (1) nontransferable subscription right for every one (1) share of common stock owned by the record holder as of the record date for a total of 2,911,957 subscription rights. The subscription rights will be evidenced by nontransferable subscription rights certificates. Each subscription right will entitle you to purchase 1.5 shares of our common stock at a subscription price of $2.00 per share, which we refer to as the basic subscription right and, if you fully exercise your basic subscription rights and other shareholders do not fully exercise their basic subscription rights, you would be entitled to exercise an oversubscription privilege, to subscribe for additional shares of our common stock, subject to limitations.

Subscription Price

The subscription price is $2.00 per share. For more information regarding how the subscription price was determined, see “Determination of Subscription Price.”

Basic Subscription Right

With your basic subscription right, you may purchase 1.5 shares of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price, prior to the expiration date of the rights offering. You may exercise all or a portion of your basic subscription rights or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase shares pursuant to your oversubscription privilege.

We will credit the account of each rights holder with shares of our common stock purchased pursuant to the exercise of the basic subscription right as soon as practicable after the rights offering has expired.

Oversubscription Privilege

If you timely and fully exercise your basic subscription rights and therefore purchase all of the shares of common stock available to you pursuant to your basic subscription right, you are entitled to subscribe for additional shares of our common stock at the same subscription price pursuant to the oversubscription privilege, subject to certain limitations and allotment.

In order to properly exercise your oversubscription privilege, you must deliver payment of the subscription price for each share you propose to purchase pursuant to your oversubscription privilege before the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your oversubscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no shareholders other than you have purchased any shares of our common stock pursuant to their basic subscription rights.

We can provide no assurances that you will actually be entitled to purchase any shares of common stock upon the exercise of your oversubscription privilege. You will not be entitled to purchase shares pursuant to the oversubscription privilege if all of our shareholders exercise their basic subscription rights in full, and we will only honor an oversubscription privilege to the extent sufficient shares of our common stock are available following the exercise of the basic subscription rights.

•	To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the oversubscription privilege is less than the amount you actually paid in connection with the exercise of the oversubscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned to you, without interest or deduction, as soon as practicable.

•	To the extent the amount you actually paid in connection with the exercise of the oversubscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the oversubscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the oversubscription privilege.

If sufficient shares of common stock are available, we will seek to honor your oversubscription request in full. If, however, oversubscription requests exceed the shares of common stock available, we will allocate the available shares of common stock among shareholders who oversubscribed on a pro rata basis, by multiplying the number of shares requested by each shareholder through the exercise of their oversubscription privileges by a fraction that equals (x) the number of shares available to be issued through oversubscription privileges divided by (y) the total number of shares requested by all shareholders through the exercise of their oversubscription privileges. We will honor oversubscription privilege requests prior to accepting subscriptions during the limited public offering.

•	Example: 10,000 shares remain unsubscribed following the exercise of all of the basic subscription rights by our shareholders. Two (2) shareholders exercised their basic subscription rights in full and have each subscribed for additional shares of our common stock pursuant to his over subscription privilege. Shareholder A has subscribed for an additional 15,000 shares of our common stock. Shareholder B has subscribed for an additional 5,000 shares of our common stock. According to the oversubscription privilege formula above, Shareholder A and B would receive the following:

Shareholder A: 15,000 x (10,000/20,000) = 7,500 shares

Shareholder B: 5,000 x (10,000/20,000) = 2,500 shares

We will credit the account of each rights holder with shares of our common stock purchased pursuant to the exercise of the oversubscription right as soon as practicable after the rights offering has expired.

Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering

Unless we otherwise agree in writing, you, together with the following persons, may not exercise subscription rights (including the oversubscription privilege) to purchase shares of our common stock which, when aggregated with your existing ownership, would result in you, together with the following persons, owning in excess of 9.9% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this rights offering:

•	your immediate family, including your spouse, father, mother, stepfather, stepmother, brother, sister, stepbrother, stepsister, son, daughter, stepson, stepdaughter, grandparent, grandson, granddaughter, father-in-law, mother-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and the spouse of any of the foregoing;

•	companies, partnerships, trusts, or other entities in which you are a trustee, have a controlling beneficial interest or hold a senior management position; or

•	other persons who may be your associates or persons acting in concert with you.

The term “associate” is used above to indicate any of the following relationships with a person:

•	any corporation or organization, other than the company or a subsidiary thereof, of which a person is a senior officer or partner, or beneficially owns, directly or indirectly, 10% or more of any class of equity securities of the corporation or organization;

•	any trust or other estate, if the person has a substantial beneficial interest in the trust or estate or is a trustee or fiduciary of the estate (although a person who has a substantial beneficial interest in one of our tax-qualified or non-tax-qualified employee plans, or who is a trustee or fiduciary of the plan is not an associate of the plan, and our tax-qualified employee plans are not associates of a person);

•	any person who is related by blood or marriage to such person and who is a director or senior officer of the company or a subsidiary thereof; and

•	any person acting in concert with the persons or entities specified above.

As used above, the term “acting in concert” means:

•	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal, whether or not pursuant to an express agreement; or

•	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement, or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any of our tax-qualified employee plans will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.

In addition, we will not issue shares of common stock pursuant to the exercise of basic subscription rights or oversubscription privileges to any shareholder who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares if, as of the expiration date of the rights offering, we determine that such clearance or approval has not been satisfactorily obtained and any required waiting period has not expired. If we elect not to issue shares in such case, such shares will become available to satisfy any oversubscription by other shareholders pursuant to subscription rights.

Expiration Date and Amendments

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., New York City time, on February 24, 2012, unless we extend the rights offering period. However, we will not extend the rights offering period beyond March 9, 2012. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time, regardless of when you sent the rights certificate and subscription payment, unless you send the documents in compliance with the guaranteed delivery procedures described below. We reserve the right to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering. We reserve the right to amend or modify the terms of the rights offering prior to the expiration of the offering.

If you hold your common stock in the name of a broker, dealer, custodian bank or other nominee, the nominee will exercise your subscription rights on your behalf in accordance with your instructions. Please note that your nominee may establish a deadline before the expiration date of the rights offering.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders.  You may exercise subscription rights by properly completing and executing the rights certificate together with any required signature guarantees and forwarding it, together with your full subscription payment to the subscription agent at the address set forth below under “— Subscription Agent.” These documents and payment of the full subscription price must be received by the subscription agent before the expiration date of the rights offering.

Subscription by Beneficial Owners.  If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank, or other nominee, or if you hold our common stock certificates and would prefer to have an institution conduct the transaction relating to the subscription rights on your behalf, you should instruct your broker, dealer, custodian bank, or other nominee or institution to exercise your subscription rights and deliver all documents and payment to the subscription agent at the address set forth below under “— Subscription Agent” on your behalf before 5:00 p.m., New York City time, on the expiration date of the rights offering. We will not consider your subscription rights exercised unless the subscription agent receives from you, your broker, dealer, custodian bank, nominee, or institution, as the case may be, all of the required documents and your full payment of the subscription price before the expiration date of the rights offering.

Subscription by DTC Participants.  We expect that the exercise of your rights may be made through the facilities of the Depository Trust Company (“DTC”). If your rights are held of record through DTC, you may exercise your rights by instructing DTC, or having your broker instruct DTC, to submit to the subscription agent certification as to the aggregate number of rights you are exercising and the number of shares of common stock you are subscribing for under your basic subscription right and your oversubscription privilege, if any, and your full subscription payment.

Payment Method

Payments must be made in full in United States dollars for the full number of shares for which you are subscribing by:

•	check or bank draft payable to American Stock Transfer & Trust Company, LLC, the subscription agent for T Bancshares, Inc., drawn upon a U.S. bank; or

•	wire transfer of immediately available funds to the following account maintained by the subscription agent:

T Bancshares, Inc. Escrow Account
c/o American Stock Transfer & Trust Company, LLC
Account No.: 530-354624
ABA/Routing Number: 021000021

We will not honor payment received after the expiration date of the rights offering, and the subscription agent will return your payment to you, without interest or deduction, as soon as practicable. The subscription agent will be deemed to receive payment upon:

•	clearance of any uncertified check deposited by the subscription agent;

•	receipt by the subscription agent of any certified check or bank draft, drawn upon a U.S. bank; or

•	receipt of collected funds in the subscription account designated above.

If you elect to exercise your subscription rights, we urge you to consider using a certified or cashier’s check, money order, or wire transfer of funds to ensure that the subscription agent receives your funds prior to the expiration of the rights offering. If you send an uncertified check, payment will not be deemed to have been received by the subscription agent until the check has cleared. If you send a certified check or bank draft, drawn upon a U.S. bank, a postal or express money order, or wire or transfer funds directly to the subscription account, payment will be deemed to have been received by the subscription agent immediately upon receipt of such instruments and wire or transfer.

Any personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., New York City time, on February 24, 2012, which is the expiration of the rights offering. The clearinghouse may require five or more business days. Accordingly, if you intend to pay the subscription payment by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration of the rights offering to ensure such payment is both received and cleared by such date.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. Do not send rights certificates or payments to T Bancshares, Inc. Except as described below under “— Guaranteed Delivery Procedures,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. You and your nominee bear the risk of delivery of all documents and payments and neither we nor the subscription agent have any responsibility for such deliveries.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Unless a rights certificate states that the shares of our common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, subject to any standards and procedures adopted by the subscription agent.

Subscription Agent

We have appointed American Stock Transfer & Trust Company, LLC to act as subscription agent for the rights offering. We will pay all fees and expenses of the subscription agent related to the rights offering and have also agreed to indemnify the subscription agent from liabilities it may incur in connection with the rights offering. The address to which subscription documents, rights certificates, notices of guaranteed delivery, and subscription payments other than wire transfers should be mailed or delivered is:

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219

If you deliver subscription documents, rights certificates, or notices of guaranteed delivery in a manner different than that described in this prospectus, we may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of our common stock or for additional copies of this prospectus to American Stock Transfer & Trust Company, LLC at (877) 248-6417.

Information Agent

We have appointed D.F. King & Co., Inc. to act as information agent for the rights offering. We will pay all fees and expenses of the information agent related to the rights offering and have also agreed to indemnify the information agent from liabilities it may incur in connection with the rights offering.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of our common stock or for additional copies of this prospectus to:

D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, New York 10005
For information by telephone:
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 829-6551

Funds will be Held by Subscription Agent Until Shares of Our Common Stock Are Issued

The subscription agent will hold your payment of the subscription price in connection with the exercise of your subscription rights with other payments received from other holders of subscription rights until we issue your shares of our common stock to your consummation of the rights offering or the termination of the rights offering. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate states that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

You can obtain a signature guarantee from a financial institution — such as a commercial bank, savings and loan association, credit union or broker dealer — that participates in one of the Medallion Signature Guarantee Programs. T Bank, N.A. is a participant in the Medallion Signature Guarantee Program and can guarantee your signature on the subscription rights certificates. If a financial institution is not a member of a recognized Medallion Signature Guarantee Program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion Signature Guarantee Program and is an acceptable signature guarantor.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If the subscription agent does not apply your full subscription payment to your purchase of shares of our common stock, any excess subscription payment that the subscription agent receives will be returned, without interest or deduction, as soon as practicable.

No Minimum Condition

There is no minimum number of shares that must be subscribed for by our existing shareholders as a condition to accepting subscriptions and closing the rights offering. We have the right to accept or reject any subscriptions validly tendered.

Conditions, Withdrawal, and Termination

We reserve the right to amend, terminate or withdraw the rights offering prior to the expiration of the rights offering for any reason. We may, for example, terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended, or held to be applicable to the rights offering that in the sole judgment and discretion of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal, or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Cancellation Rights

Our board of directors may cancel the rights offering at any time for any reason prior to the time the rights offering expires. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Fees and Expenses

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares of common stock to you if you exercise your subscription rights (other than the subscription price). If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you, as well as any commissions, fees, taxes, or other expenses you may incur in connection with the exercise of the subscription rights.

No Fractional Shares

We will not issue fractional shares. Fractional shares of our common stock resulting from the exercise of the basic subscription rights and the oversubscription privileges will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that the subscription agent receives will be returned, without interest or deduction, as soon as practicable.

Notice to Nominees

If you are a broker, dealer, custodian bank, or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificate and submit it to the subscription agent with the proper subscription payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy from the subscription agent.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, dealer, custodian bank, or other nominee, and you wish to exercise your subscription rights, you will need to have your broker, dealer, custodian bank, or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, dealer, custodian bank, or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, dealer, custodian bank, or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, dealer, custodian bank, or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, dealer, custodian bank, or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, dealer, custodian bank, or nominee or if you receive it without sufficient time to respond.

Guaranteed Delivery Procedures

If you wish to exercise subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your subscription rights to the subscription agent prior to the expiration of the rights offering, you may exercise your subscription rights by using the following guaranteed delivery procedures:

•	deliver to the subscription agent before the expiration date of the rights offering the aggregate subscription payment for all shares of common stock you elected to purchase pursuant to the exercise of subscription rights in the manner set forth above under “— Payment Method;”

•	deliver to the subscription agent before the expiration date of the rights offering the form entitled “Notice of Guaranteed Delivery” substantially in the form distributed with your subscription rights certificates; and

•	deliver the properly completed rights certificate evidencing your subscription rights being exercised with any required signatures guaranteed, to the subscription agent within three (3) business days following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution, acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

•	your name;

•	the number of subscription rights represented by your rights certificate, the number of shares of our common stock for which you are subscribing under your basic subscription rights, and the number of shares of our common stock for which you are subscribing under your oversubscription privilege, if any; and

•	your guarantee that you will deliver to the subscription agent any rights certificate evidencing the subscription rights you are exercising within three (3) business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “— Subscription Agent.”

We will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. To request additional copies of the form of Notice of Guaranteed Delivery, please contact American Stock Transfer & Trust Company, LLC at (877) 248-6417.

Validity of Exercise of Subscription Rights

We will resolve all questions regarding the validity and form of the exercise of each rights holder’s subscription privilege, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with the exercise of your subscription rights before the rights offering period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify you or your representatives of defects in your exercise of subscription rights. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Rights of Subscribers

You will have no rights as a holder of the shares of our common stock for which you subscribe in the rights offering, if any, until certificates representing the shares of our common stock are issued to you or your account is credited with the shares of our common stock purchased in the rights offering. You will have no right to revoke your subscription after your rights certificate or the “Beneficial Owner Election Form,” the full subscription payment, and any other required documents have been delivered to the subscription agent.

Foreign Shareholders

We will not mail this prospectus or rights certificates to shareholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify the subscription agent prior to 5:00 p.m., New York City time, at least three business days prior to the expiration of the rights offering and demonstrate to the satisfaction of the subscription agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

No Revocation or Change

Once you submit the form of rights certificate or Notice of Guaranteed Delivery to exercise any subscription rights, you will not be allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Transfer of Rights

You may not sell, or otherwise transfer, your subscription rights. We are not applying for listing of the subscription rights or any exchange or dealer quotation system.

You are responsible for all commissions, fees and other expenses (including brokerage commissions and any applicable taxes) incurred in connection with the exercise of your rights, except that we will pay all fees of the subscription agent associated with the exercise of rights. Any amounts you owe the subscription agent will be deducted from your account.

If you do not exercise your rights before the expiration date, your rights will expire and will no longer be exercisable.

Material U.S. Federal Income Tax Consequences of Rights Offering

For U.S. federal income tax purposes, you should not recognize income, gain, or loss upon receipt or exercise or expiration of these subscription rights to purchase shares of our common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding whether you should exercise your subscription rights. You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of this rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Listing

The subscription rights will not be listed for trading on OTCBB or any stock exchange or market. The shares of our common stock issued upon exercise of the subscription rights will be listed on the OTCBB under the ticker symbol “TBNC.OB.”

Shares of Our Common Stock Outstanding After the Rights Offering

Assuming no stock options or warrants are exercised prior to the expiration of the rights offering, we anticipate that we will have a maximum of 4,853,262 shares of common stock outstanding after consummation of the rights offering. The number of shares of common stock that we will issue in the rights offering will depend on the number of shares that are subscribed for by our shareholders in the rights offering and whether any shares are sold in the limited public offering.

Questions

American Stock Transfer & Trust Company, LLC, the subscription agent, and D.F. King & Co., Inc., the information agent, are available to answer questions relating to the procedures and submission of payments in the rights offering. You may call the subscription agent at (877) 248-6417, Monday through Friday during regular business hours. You may also call the information agent, at (800) 829-6551 Monday through Friday during regular business hours. You may also contact Patrick Howard, our CEO, or Ken Bramlage, our CFO, at (972) 720-9000, Monday through Friday during regular business hours.

THE LIMITED PUBLIC OFFERING

General

To the extent that not all of the shares of our common stock offered by this prospectus are purchased pursuant to the exercise of basic subscription rights and oversubscription privileges, we are offering the shares of common stock to certain individuals identified by us through a limited public offering. The limited public offering will be made on a “best efforts” basis by our executive officers and directors and would occur simultaneously with the rights offering. Our directors and executive officers will participate in the sale of securities in the limited public offering in accordance with the requirement of Rule 3a4-1 of the Securities Exchange Act of 1934, as amended. Neither our directors nor executive officers will receive commissions or any form of remuneration in connection with the limited public offering.

In the limited public offering, investors identified by us will have the opportunity to subscribe to purchase shares at $2.00 per share, which is the same as the subscription price in the rights offering. The limited public offering will expire at 5:00 p.m., New York City time, on March 9, 2012, unless we extend it in our sole discretion. However, we will not extend the limited public offering beyond March 23, 2012.

Shareholders who purchase our common stock in the rights offering will not have a right to sell their shares in the limited public offering. This prospectus does not cover any resales of our common stock received by a shareholder upon exercise of any subscription rights, and no person is authorized to make use of this prospectus in connection with any such resale.

Shares Available for Sale

The only shares that will be offered in the limited public offering are shares that are not purchased during the rights offering. Therefore, if the rights holders subscribe for all of the shares by exercising their basic subscription rights and/or their oversubscription privileges, there will be no shares available in the limited public offering. If shares are available in the limited public offering but are insufficient to satisfy in full all subscriptions validly tendered and not rejected by us, we will allocate the available shares of common stock among subscribers in the limited public offering on a pro rata basis, by multiplying the number of shares requested by each shareholder in the limited public offering by a fraction that equals (x) the number of shares available to be issued after honoring subscriptions in the rights offering, divided by (y) the total number of shares requested by all shareholders in the limited public offering.

All of our directors are shareholders and have indicated that they will participate in the rights offering. Accordingly, our directors will not participate in the limited public offering. In addition, our executive officers who are currently shareholders have indicated that they will participate in the rights offering. Executive officers who are not currently shareholders may participate in the limited public offering and have indicated that they intend to do so.

Suitability

We will offer shares of common stock in the limited public offering in reliance upon exemptions from registration requirements of the Texas Securities Act of 1957, as amended (the “Texas Act”), including Section 5.T of the Texas Act and Rules 109.13(k) and 109.13(l) promulgated thereunder relating to a transactional exemption for offerings to Texas residents that are limited to not more than 35 new non-accredited investors and an unlimited number of accredited investors, respectively.

As a result, the limited public offering is being made only to persons:

•	who we believe to be Texas residents based on our records and representations provided in the Subscription Agreement; and

•	who are accredited investors or well informed, sophisticated investors.

An investment in the shares of common stock offered in this limited public offering is suitable only for those interested investors:

•	whose business and investment experience, either alone or together with an experienced advisor, make them capable of evaluating the merits and risks of their prospective investment in the shares of common stock; and

•	who have adequate means of providing for their current needs and personal contingencies, have no need for liquidity with respect to their investment and are able to afford the loss of their entire investment.

Accredited Investors

Under Section 5.T of the Texas Act, offerings made to Texas residents that are limited to not more than 35 new non-accredited investors and an unlimited number of accredited investors are exempt from registration. In general, accredited investors are persons having a certain minimum income or net worth, institutional investors or members of our management personnel. As used herein, an accredited investor will mean any person who comes within any of the following categories, or who we reasonably believe comes within any of the following categories, at the time of the sale of the shares of common stock to that person:

•	any natural person whose individual net worth, or joint net worth with his spouse, at the time of purchase, exceeds $1,000,000, excluding the value of the individual’s primary residence (calculated by subtracting from the estimated fair market value of the property the amount of debt secured by the property, up to the estimated fair market value of the property);

•	any natural person who had an individual or joint income with that person’s spouse in excess of $200,000 or $300,000, respectively, in each of the two most recent years and reasonably expects the same income level in the current year;

•	any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

•	any organization described in section 501(c)(3) of the Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the shares of common stock with total assets in excess of $5,000,000;

•	any entity in which all of the equity owners are accredited investors;

•	any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

•	any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the shares of common stock, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act; and

•	any bank as defined in section 3(a)(2) of the Securities Act, whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

As discussed above, up to 35 persons who are not “accredited investors,” but who meet certain requirements may acquire shares of common stock pursuant to this limited public offering. Among these requirements is that the interested investor, either alone or together with his or her investment representative, must demonstrate the knowledge and sophistication in financial and business matters demonstrate that he or she is capable of evaluating the merits and risks of investing in the shares of common stock.

These suitability standards represent minimum suitability guidelines for interested investors, and the satisfaction of these standards does not necessarily mean that the shares of common stock are a suitable investment for you. Accordingly, you must rely upon your own judgment and the judgment of your advisors in making a decision to purchase the shares of common stock. You should consider whether the shares of common stock are suitable in light of your individual investment objective as well as your present and expected future financial tax position and needs.

Pursuant to the Subscription Agreement, each subscriber of the limited public offering will be required to represent to us that he or she is a Texas resident. For purposes of this offering, an individual will be deemed to be a Texas resident if, at the time of the offer and sale, his or her principal residence was within the State of Texas. The residence of an inter vivos or testamentary trust is to be determined based on the principal address of the trust, as well as the residence of the trustee. Under applicable interpretations, a trust created under Texas law, with trustees that are Texas residents and a Texas address for the trust, will be eligible to participate in the limited public offering, even if the beneficiaries of the trust reside outside Texas.

We will rely on the representations and warranties made by subscribers to determine suitability. Accordingly, interested investors are advised to review carefully the provisions of the Subscription Agreement before subscribing for any shares of common stock offered by this prospectus.

EACH INTERESTED INVESTOR IS URGED TO CONSULT A QUALIFIED FINANCIAL AND TAX ADVISOR AND AN ATTORNEY IN CONNECTION WITH SUCH CONSIDERATION AND GIVE PARTICULAR ATTENTION TO THE LIMITED LIQUIDITY OF, AND RISKS ASSOCIATED WITH, AN INVESTMENT IN THE SHARES OF COMMON STOCK.

Limitations on Purchases by Outside Investors

Unless we otherwise agree in writing, a new investor, together with related persons or entities, may not purchase shares of our common stock which would result in the new investor, together with related persons or entities, owning in excess of 9.9% of our issued and outstanding shares of common stock. In addition, we will not issue shares of common stock to any new investor who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares if, as of the expiration date of the limited public offering, we determine that such clearance or approval has not been satisfactorily obtained and any required waiting period has not expired.

Subscription Procedures

If you are an investor in the limited public offering, you may subscribe for shares by properly completing and signing the subscription agreement accompanying this prospectus and delivering it, along with payment of the entire subscription price for all shares for which you are subscribing, to the escrow agent on or before the expiration date of the limited public offering.

The escrow agent for the limited public offering is T Bank, N.A. You may deliver your subscription agreement and payment to the escrow agent by mail, by overnight courier or by hand delivery to the following addresses:

T Bank, N.A., escrow agent for T Bancshares, Inc.
Attn: Patrick Howard, President
16000 Dallas Parkway, Suite 125
Dallas, Texas 75248

We have provided an envelope that you may use for mail delivery, but your method of delivery is your choice and you bear the risk of a failed or late delivery. If you use mail delivery, we recommend registered mail. In any event, you must deliver the subscription agreement and payment so that they are received by the escrow agent no later than the expiration date of the limited public offering. Please allow adequate time for delivery based upon your chosen method.

We will resolve any issues relating to whether your subscription is timely and proper, and our determination will be final and binding. If your subscription is defective, we may reject it, waive the defect or allow you to correct it, in our sole discretion. Neither we nor the escrow agent has a duty to notify you of any defect in your subscription. You are solely responsible for the timely and proper submission of your order form and payment.

YOUR SUBSCRIPTION, ONCE MADE, IS IRREVOCABLE.

Payment Method

Payments must be made in full in U.S. currency by:

•	check or bank draft payable to T Bank, N.A., as escrow agent for T Bancshares, Inc., drawn upon a U.S. bank;

•	postal or express money order payable to the escrow agent; or

•	wire transfer of immediately available funds to the escrow account maintained by the escrow agent at T Bank, N.A.

We will not honor payment received after the expiration date of the limited public offering, and the escrow agent will return your payment to you, without interest or deduction, as soon as practicable. The escrow agent will be deemed to receive payment upon:

•	clearance of any uncertified check deposited by the escrow agent;

•	receipt by the escrow agent of any certified check or bank draft, drawn upon a U.S. bank;

•	receipt by the escrow agent of any postal or express money order; or

•	receipt of collected funds in the escrow agent’s account.

If you are an investor in the limited public offering and elect to participate, we urge you to consider using a certified or cashier’s check, money order, or wire transfer of funds to ensure that the subscription agent receives your funds prior to the expiration of the limited public offering. If you send an uncertified check, payment will not be deemed to have been received by the escrow agent until the check has cleared. If you send a certified check or bank draft drawn upon a U.S. bank, a postal or express money order, or wire or transfer funds directly to the escrow account, payment will be deemed to have been received by the escrow agent immediately upon receipt of such instruments and wire or transfer.

Any personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., New York City time, on March 9, 2012, which is the expiration of the limited public offering. The clearinghouse may require five or more business days. Accordingly, holders that wish to pay the subscription payment by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the limited public offering to ensure such payment is both received and cleared by such date.

We will not consider your subscription received until the escrow agent has received delivery of a properly completed and duly executed subscription agreement and payment of the full subscription amount. You and your nominee bear the risk of delivery of all documents and payments and neither we nor the escrow agent have any responsibility for such deliveries. If sent by mail, we recommend that you send the subscription agreement and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the limited public offering.

Questions

We are available to answer questions relating to the procedures and submission of payments in the limited public offering. You may contact Patrick Howard, our CEO, or Ken Bramlage, our CFO, at (972) 720-9000, Monday through Friday during regular business hours.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 12, 2011, the record date, by:

•	each person known by us to own beneficially more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our directors and named executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the securities. Subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The applicable percentage of ownership for each shareholder is based on 1,941,305 shares of common stock outstanding as of December 12, 2011. Shares of common stock issuable upon exercise of options and other rights beneficially owned that are exercisable within sixty days of the record date, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise noted, the address for each shareholder listed below is c/o T Bancshares, Inc., 16000 Dallas Parkway, Suite 125, Dallas, Texas 75248.

	Amount and Nature of
Name of Beneficial Owners	Beneficial Ownership		Percent of Class

Greater Than 5% Shareholders that is not a Director or Executive Officer:
Security Financial Life Insurance Company 4000 Pine Lake Road
P.O. Box 82248 Lincoln, Nebraska 68501-2248	100,000		5.15%
Patrick Adams	137,940	(1)	6.77%
Directors and Named Executive Officers:
Stanley Allred	21,274	(2)	1.09%
D. Craig Barnes	5,000	(9)(10)	*
Dan Basso	45,686	(2)(8)	2.35%
Frankie Basso	49,754	(3)(8)	2.56%
Ken Bramlage	1,800	(9)(11)	*
David Carstens	21,274	(2)	1.09%
Ron Denheyer	21,274	(2)	1.09%
Charles Holmes	13,254	(4)(9)	*
Patrick Howard	23,992	(5)	1.23%
Steven Jones	51,206	(6)	2.60%
Eric Langford	45,685	(7)	2.35%
Charles Mapes	21,678	(3)	1.11%
Thomas McDougal	21,273	(2)	1.09%
Cyvia Noble	22,901	(2)	1.18%
Gordon Youngblood	18,000	(2)	*
All Directors and Executive Officers as a group	384,051		19.69%

*	Represents less than 1% of the total shares outstanding (1,941,305) as of December 12, 2011.

(1)	Includes warrants to purchase 5,000 shares of common stock, options to purchase 90,000 shares of common stock, all of which are exercisable as of the date of this registration statement and held by Mr. Adams, and 17,940 shares owned directly by a trust for which Mr. Adams serves as co-trustee.

(2)	Includes warrants to purchase 5,000 shares of common stock which are exercisable as of the date of this registration statement.

(3)	Includes warrants to purchase 5,000 shares of common stock exercisable as of the date of this registration statement and 28,480 shares owned directly by a trust for which Mr. Basso serves as co-trustee.

(4)	Includes options to purchase 11,000 shares of common stock, all of which are exercisable as of the date of this registration statement.

(5)	Includes options to purchase 17,000 shares of common stock, all of which are exercisable as of the date of this registration statement.

(6)	Includes warrants to purchase 5,000 shares of common stock, options to purchase 25,000 shares of common stock, all of which are exercisable as of the date of this registration statement, and 1,627 shares owned directly by Mr. Jones’ spouse and 1,219 shares owned directly by Mr. Jones’ children.

(7)	Includes warrants to purchase 5,000 shares of common stock and 8,000 shares owned directly by Mr. Langford’s children.

(8)	Director Dan Basso is the father of Director Frankie Basso.

(9)	Not a Director; however is an executive officer of the Bank.

(10)	Includes options to purchase 5,000 shares of common stock, all of which are exercisable as of the date of this registration statement.

(11)	Includes options to purchase 1,800 shares of common stock, all of which are exercisable as of the date of this registration statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Under Section 402 of the Sarbanes-Oxley Act of 2002, it is now unlawful for any issuer to extend, renew or arrange for the extension of credit in the form of a personal loan to or for any director or executive officer of that issuer. This prohibition does not apply to certain types of loans described in Section 402 that are (i) made available by the issuer in the ordinary course of the issuer’s consumer credit business; (ii) of a type generally made available by such issuer to the public; and (iii) made by the issuer on market terms, or terms that are no more favorable than those offered by the issuer to the general public.

Section 402 also does not apply to loans by an insured depository institution, such as T Bank, N.A., if the loan is subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act or the Federal Reserve’s Regulation O. We believe that all related transactions comply with Section 402 of the Sarbanes-Oxley Act or have been made pursuant to a valid exception from Section 402 of the Sarbanes-Oxley Act.

Certain of our officers, directors and principal shareholders and their affiliates have had transactions with T Bank, N.A., including borrowings and investments in certificates of deposit. Our management believes that all such loans and investments have been and will continue to be made in the ordinary course of business of T Bank, N.A. on substantially the same terms, including interest rates paid and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons, and do not involve more than the normal risk of collectibles or present other unfavorable features.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences, as of the date of this prospectus, to U.S. holders (as defined below) of the receipt, transfer, exercise, sale and expiration of subscription rights received by them in the rights offering. We have not sought, and we do not intend to obtain, an opinion regarding the material U.S. federal income tax consequences discussed herein. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of our common stock who holds such shares as a “capital asset” for U.S. federal income tax purposes (generally property held for investment) and is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (including certain former citizens and former long-term residents);

•	a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in section 7701(a)(30) of the Code (as defined below) or (ii) that was in existence as of August 20, 1996 and that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion does not describe all of the tax consequences that may be relevant to a U.S. holder in light of its particular circumstances. For example, this discussion does not address:

•	tax consequences to U.S. holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), regulated investment companies, expatriates, real estate investment trusts, tax-exempt entities, insurance companies, individual retirement accounts or other tax-deferred account, or retirement plans;

•	tax consequences to persons holding shares of our common stock or subscription rights as part of a hedging, constructive sale or conversion, straddle or other risk reducing transaction;

•	tax consequences to U.S. holders whose “functional currency” is not the U.S. dollar;

•	tax consequences to persons who are not U.S. holders;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to U.S. holders; or

•	any state, local, or foreign tax consequences.

If a partnership or other entity classified as a partnership for U.S. federal tax purposes holds shares of our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your own tax advisors concerning the tax treatment of the receipt of subscription rights in the rights offering and the exercise and lapse of the subscription rights.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and judicial decisions as of the date of this prospectus. The foregoing authorities are subject to change or differing interpretations at any time with possible retroactive effect.

We intend to treat the distribution of subscription rights pursuant to the rights offering as a non-taxable transaction for United States federal income tax purposes and the remaining portion of this summary describes the United Stated federal income tax consequences of such treatment. However, there can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view or would agree with the tax consequences described below. No advance tax ruling has been sought or obtained from the IRS regarding the U.S. federal income tax consequences described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a U.S. holder would ultimately prevail in a final determination by a court.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY U.S. HOLDER. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT, EXERCISE, AND EXPIRATION OF SUBSCRIPTION RIGHTS RECEIVED IN THE RIGHTS OFFERING IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

Receipt, Exercise, and Expiration of the Subscription Rights

For U.S. federal income tax purposes, a U.S. holder should not recognize income, gain, or loss upon its receipt of subscription rights in the rights offering, the expiration of such subscription rights, or its exercise of such subscription rights.

A U.S. holder’s tax basis in its subscription rights received in the rights offering will depend upon the relative fair market value of the subscription rights received by such holder and our common stock owned by the U.S. holder at the time the subscription rights are distributed by us. If either (1) the fair market value of the subscription rights on the date such subscription rights are distributed by us is equal to or exceeds 15% of the fair market value on such date of the shares of our common stock with respect to which the subscription rights are received or (2) such U.S. holder elects, in its U.S. federal income tax return for the taxable year in which the subscription rights are received, to allocate part of its basis in its shares of our common stock held to the subscription rights, then, upon exercise or sale of the subscription rights, the U.S. holder’s basis in its shares of our common stock with respect to which the subscription rights are received will be allocated among such shares and the subscription rights received in proportion to their respective fair market values on the date the subscription rights are distributed by us. If the subscription rights received by a U.S. holder have a fair market value that is less than 15% of the fair market value on such date of the shares of our common stock with respect to which the subscription rights are distributed by us, the U.S. holder’s basis will be zero, unless the holder elects to allocate the basis in its shares of our common stock, as discussed in the previous sentence.

A U.S. holder who allows a subscription right received in the rights offering to expire will not recognize gain or loss, and such holder’s tax basis in the shares of our common stock with respect to which the subscription rights are received will be equal to the tax basis in such common stock immediately before the receipt of the subscription rights in the rights offering.

A U.S. holder’s basis in the shares of our common stock acquired through the exercise of subscription rights should equal the sum of the subscription price paid for the shares and the U.S. holder’s tax basis, if any, in the subscription rights. The holding period for the shares of our common stock acquired through the exercise of the subscription rights will begin on the date the subscription rights are exercised. If a U.S. holder sells subscription rights received in this rights offering, the U.S. holder’s tax basis, if any, in the subscription rights will be used to determine the U.S. holder’s gain or loss on the sale of the subscription right.

Notwithstanding the foregoing, if a U.S. holder exercises subscription rights received in this rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, then certain aspects of the tax treatment of the exercise of the subscription rights are unclear, including (1) the allocation of the basis of the shares sold and the subscription rights received in respect of such shares, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the shares sold, and (3) the impact of such allocation on the basis of the shares of our common stock acquired through the exercise of such subscription rights. If a U.S. holder exercises the subscription rights received in the rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, such U.S. holder should consult its tax advisors.

CIRCULAR 230 DISCLOSURE

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, WE INFORM YOU THAT (A) ANY UNITED STATES FEDERAL INCOME TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS OR ENCLOSURES) WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING UNITED STATES FEDERAL TAX PENALTIES, (B) ANY SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTER ADDRESSED HEREIN AND (C) ANY TAXPAYER TO WHOM THE TRANSACTIONS OR MATTERS ARE BEING PROMOTED, MARKETED OR RECOMMENDED SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion is a summary of certain United States federal income tax consequences that will apply to you as a U.S. Holder of our shares of common stock.

Sale, Exchange, Repurchase, Redemption or Other Disposition of Shares of Our Common Stock

You will generally recognize gain or loss upon the sale, exchange, repurchase, redemption or other disposition of a share of our common stock equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon the sale, exchange, repurchase, redemption or other taxable disposition and your adjusted tax basis in the share of common stock. Your tax basis in a share of common stock will generally be equal to the amount you paid for the share of common stock. Any gain or loss recognized on a taxable disposition of the share of common stock will be capital gain or loss. If you are an individual and have held the share of common stock for more than one year, such capital gain will be subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Dividends and Other Distributions of Shares of Our Common Stock

Distributions made to you with respect to your shares of common stock (other than in redemption of Shares subject to the redemption rules of Section 302(b) of the Internal Revenue Code) will generally constitute dividends to the extent of your allocable share of our current or accumulated earnings and profits. Distributions in excess of our current or accumulated earnings and profits will represent first a return of capital for U.S. federal income tax purposes to the extent of your tax basis in the shares of common stock and thus, will generally not be taxable to you. Distributions to you in excess of your tax basis in your shares of common stock and your allocable share of our current or accumulated earnings and profits will be taxable to you as capital gain. Any such capital gain will be treated as a long-term capital gain if you have held your Shares for more than one year as of the date that you receive the distribution you will be subject to a reduced rate of tax. See “Certain Federal Income Tax Consequences — Sale, Exchange, Repurchase, Redemption or other Disposition of Shares of Our Common Stock,” above for additional discussion of capital gains.

Distributions treated as dividends under the foregoing rules generally will be taxable as ordinary income to you but may be treated as “qualified dividend income.” Under current federal income tax law, qualified dividend income received by individuals and other non-corporate shareholders is taxed at long-term capital gains rates, which currently reach a maximum of 15%. However, the favorable tax treatment applicable to qualified dividends is set to expire for tax years beginning after December 31, 2012 and qualifying dividend income will thereafter be subject to U.S. federal income tax at the rates applicable to ordinary income (which rates are scheduled to increase at that time to a maximum rate of 39.6%), unless further Congressional action is taken. For a dividend to constitute qualified dividend income, the shareholder generally must hold the shares paying the dividend for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, although a longer period may apply if the shareholder engages in certain risk reduction transactions with respect to the common stock.

Dividends paid by us to corporate shareholders are expected to be eligible for the dividends received deduction available under Section 243 of the Internal Revenue Code. However, corporate shareholders should be aware that certain limitations apply to the availability of the dividends received deduction, including rules which limit the deduction in cases where (i) certain holding period requirements are not met, (ii) the corporate shareholder is obligated (e.g., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property, or (iii) the corporate shareholder’s investment shares of common stock is financed with indebtedness. Corporate shareholders should consult their own tax advisors regarding the application of these limitations to their particular situations

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to payments of principal and interest made by us on the proceeds of the sale or other disposition prior to the maturity of the Shares. You may be subject to backup withholding when you receive interest and principal payments or upon the proceeds received from a sale or other disposition of the Shares. The backup withholding rate is currently 28% and this rate is currently scheduled to increase to 31% for taxable years beginning or after January 1, 2013. Backup withholding will not apply, however, if you:

•	furnish to us a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the Subscription Agreement; or

•	are otherwise exempt from backup withholding.

Backup withholding is not an additional tax but is credited against the federal income tax liability of the taxpayer subject to the withholding. If backup withholding results in an overpayment of a taxpayer’s federal income taxes, that taxpayer may obtain a refund from the IRS.

Surtax on Net Investment Income

For taxable years beginning after December 31, 2012, interest income (including both stated interest and original issue discount) for certain individuals, estates and trusts may be subject to a new 3.8% surtax. On March 30, 2010, President Barack Obama signed into law the Health Care and Education Reconciliation Act of 2010, amending the Patient Protection and Affordable Care Act that he signed into law on March 23, 2010 (together the “2010 Health Care Law”). For taxable years beginning after December 31, 2012, the 2010 Health Care Law imposes a new 3.8% surtax on the net investment income of certain individuals and trusts earning more than a certain threshold amount. For individuals, the threshold amount is $200,000 for taxpayers filing their federal income tax return as a single individual, $250,000 for taxpayers filing a joint federal income tax return, and $125,000 for married taxpayers filing separately. The 3.8% surtax on individuals will be imposed on the lesser of the taxpayer’s net investment income or the excess (if any) of the taxpayer’s modified adjusted gross income for that taxable year over the taxpayer’s threshold amount. Modified adjusted gross income is defined as the taxpayer’s adjusted gross income increased by the amount excluded from income as foreign earned income under Section 911(a)(1) of the Internal Revenue Code net of any deductions (taken into account in computing adjusted gross income) or exclusions disallowed with respect to foreign earned income. The 3.8% surtax on estates and trusts is imposed on the lesser of the undistributed net investment income of such estate or trust for that taxable year or the excess (if any) of the adjusted gross income of the estate or trust (as defined in Section 67(e) of the Internal Revenue Code) over the dollar amount at which the highest tax bracket in Section 1(e) of the Internal Revenue Code begins for such taxable year. For 2011, the highest tax bracket for trusts and estates starts when the trust or estate’s taxable income exceeds $11,350. For purposes of this surtax, net investment income includes interest, dividends, annuities, royalties, and rents, as well as gross income from a trade or business that would be treated as a passive activity with respect to that taxpayer and gross income from a trade or business of trading in financial instruments or commodities. Prospective investors should consult their own tax advisors with respect to whether you would be subject to this new 3.8% surtax and how it would apply to their ownership of an interest in an S corporation.

PLAN OF DISTRIBUTION

On or about January 17, 2012, we intend to issue subscription rights and distribute copies of this prospectus to those persons who are holders of common stock as of the record date of 5:00 p.m. New York City time, on December 12, 2011. Upon completion of the rights offering, we intend to issue shares of our common stock directly to those persons who properly exercised their subscription rights prior to the expiration of the rights offering. While we are conducting the rights offering, we will also conduct a limited public offering of the shares of common stock to certain persons selected by us, in our sole discretion. After determining the number of shares of our common stock to be issued pursuant to basic subscription rights and oversubscription privileges, we intend to accept subscriptions for any remaining shares offered by the prospectus, if any, received from those persons who properly subscribed to purchase shares prior to the expiration of the limited public offering.

There is no established public market for the common stock. Our common stock is not listed on any exchange, and we do not intend to apply for any listing. Our common stock has been traded in on the OTCBB under the symbol “TBNC.OB” and trading on such market is highly illiquid and volatile. The company is not applying for listing of the subscription rights on any exchange or dealer quotation system.

Certain of our employees, officers or directors may solicit responses from you to the rights offering and the limited public offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation. Our employees, officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

We have not agreed to enter into any standby or other arrangements to purchase any rights or any shares of common stock. In addition, we have not entered into any agreements regarding stabilization activities with respect to our securities.

We will pay the fees of American Stock Transfer & Trust Company, LLC, the subscription agent, which are estimated to be approximately $20,000. We will also reimburse the subscription agent for any out-of-pocket expenses and indemnify it for any losses. We will also pay the fees of D.F. King & Co., Inc., the information agent, which are estimated to be approximately $7,500. We will also reimburse the information agent for any out-of-pocket expenses and indemnify it for any losses. We will also pay the fees of T Bank, N.A., the escrow agent, which are estimated to be approximately $3,000. We will reimburse the escrow agent for any out-of-pocket expenses and indemnify it for any losses.

Other than the agreements with the subscription agent and the escrow agent, as described herein, we do not know of any existing agreements between or among any shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the common stock in connection with this rights offering.

DETERMINATION OF SUBSCRIPTION PRICE

In arriving at the subscription price, our board of directors reviewed and analyzed among other things, the following: (1) the prospectus; (2) the financial statements of the company; (3) certain other publicly available financial and other information regarding the company; (4) publicly available information about other banking organizations, the trading markets for their securities and the nature and terms of certain other transactions relevant to our inquiry; (5) the book value and financial condition of the company; (6) the future earnings and dividend paying capacity of the company; (7) previous sales of our common stock; and, (8) the prevailing market prices for selected publicly-traded banking organizations in the United States.

Our board of directors also considered those financial and other factors as it deemed appropriate under the circumstances, including among others the following: (1) the historical and current financial position and results of operations of the company, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, noninterest income, noninterest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on stockholders’ equity, capitalization, the amount and type of nonperforming assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for the company; and (2) the assets and liabilities of the company, including the loan portfolio, deposits, other liabilities, historical and current liability sources and costs and liquidity.

LEGAL MATTERS

Certain legal matters with respect to the validity of the subscription rights and the shares of our common stock issuable upon exercise of the subscription rights, as well as the shares of our common stock offered by this prospectus in the limited public offering, have been passed upon for us by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements for the years ended December 31, 2010 and December 31, 2009, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, have been incorporated by reference in reliance on the report of Weaver and Tidwell, LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate into this prospectus by reference (i) the documents listed below that we have filed with the SEC (except for such documents or portions thereof that state that they are furnished, but not filed, with the SEC), and (ii) all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the expiration date of the rights offering, including all documents filed after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of this registration statement. We hereby incorporate by reference the following documents:

1. Our Annual Report on Form 10-K for the year ended December 31, 2010;

2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011;

3. Our Current Report on Form 8-K filed with the SEC on June 29, 2011;

4. Our Proxy Statement on Schedule 14A filed with the SEC on May 2, 2011; and

5. The descriptions of our common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act.

All documents that we file subsequent to the date of this prospectus and prior to the termination of the offering of our common stock contemplated hereby pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Information in documents that is deemed, in accordance with SEC rules, to be furnished and not filed shall not be deemed to be incorporated by reference into this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address: Patrick Howard, President, T Bancshares, Inc., 16000 Dallas Parkway, Suite 125, Dallas, Texas 75248. Telephone requests may also be directed to: (972) 720-9000. We maintain an internet site at http://www.tbank.com which contains information concerning us and our subsidiaries. The information contained on our internet site and those of our subsidiaries is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

AVAILABLE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the company. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. We will also provide you with a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus or the registration statement of which it is a part (i) upon written or oral request, and (ii) at no cost to you. If you would like to request any reports or documents from the company, please contact Patrick Howard, President and CEO, at (972) 720-9000 or at phoward@tbank.com.

2,911,957 Shares

Common Stock

PROSPECTUS

January 17, 2012